UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Dated: May 11, 2020

Commission File No. 001-34104

NAVIOS MARITIME ACQUISITION CORPORATION

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

NAVIOS MARITIME ACQUISITION CORPORATION

FORM 6-K

Page
Operating and Financial Review	2
Financial Statements Index	F-1

This Report on Form 6-K is hereby incorporated by reference into the Navios Maritime Acquisition Corporation Registration Statements on Form F-3, File No. 333-235369.

Operating and Financial Review and Prospects

The following is a discussion of the financial condition and results of operations for the three month periods ended March 31, 2020 and 2019 of Navios Maritime Acquisition Corporation (referred to herein as “we,” “us” or “Navios Acquisition”). All of the financial statements have been stated in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). You should read this section together with the consolidated financial statements and the accompanying notes included in Navios Acquisition’s 2019 Annual Report filed on Form 20-F with the U.S. Securities and Exchange Commission (the “SEC”).

This Report contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and expectations, including with respect to Navios Acquisition’s future dividends, expected cash flow generation and Navios Acquisition’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further employment contracts. Words such as “may,” “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenue and employment contracts. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by, Navios Acquisition at the time this filing was made. Although Navios Acquisition believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Acquisition. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, global and regional economic and political conditions including the impact of the COVID-19 pandemic and efforts throughout the world to contain its spread, including effects on global economic activity, demand for seaborne transportation of the products we ship, the ability and willingness of charterers to fulfill their obligations to us and prevailing charter rates, shipyards performing scrubber installations, drydocking and repairs, changing vessel crews and availability of financing, potential disruption of shipping routes due to accidents, diseases, pandemics, political events, piracy or acts by terrorists, including the impact of the COVID-19 pandemic and the ongoing efforts throughout the world to contain it, the creditworthiness of our charterers and the ability of our contract counterparties to fulfill their obligations to us, tanker industry trends, including charter rates and vessel values and factors affecting vessel supply and demand, the aging of our vessels and resultant increases in operation and dry docking costs, the loss of any customer or charter or vessel, our ability to repay outstanding indebtedness, to obtain additional financing and to obtain replacement charters for our vessels, in each case, at commercially acceptable rates or at all, increases in costs and expenses, including but not limited to: crew wages, insurance, provisions, port expenses, lube oil, bunkers, repairs, maintenance and general and administrative expenses, the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business, potential liability from litigation and our vessel operations, including discharge of pollutants, general domestic and international political conditions, competitive factors in the market in which Navios Acquisition operates; risks associated with operations outside the United States; and other factors listed from time to time in the Navios Acquisition’s filings with the SEC, including its annual and interim reports filed on Form 20-F and Form 6-K. Navios Acquisition expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Acquisition’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based. Navios Acquisition makes no prediction or statement about the performance of its common stock.

Recent Developments

Debt developments

In April 2020, Navios Acquisition entered into indicative terms sheets for contemplated sale and leaseback arrangements of $76.7 million, with unrelated third parties in order to refinance $54.0 million outstanding on the existing facilities on four product tankers. The agreements will be repaid through periods ranging from four to seven years in consecutive quarterly installments of up to $1.9 million each, with a purchase obligation of $28.7 million to be repaid on the last repayment date. The agreements bear interest at LIBOR plus a margin ranging from 390 to 410 bps per annum, depending on the vessel financed. No assurance can be provided that definitive agreements will be executed or that the financing will be consummated in whole or in part.

Liquidation of Navios Europe II Inc.

On April 21, 2020, Navios Europe II agreed with the lender to fully release the liabilities under the junior participating loan facility for $5.0 million. Navios Europe II owns seven container vessels and seven dry bulk vessels. The structure is expected to be liquidated during the second quarter of 2020 and Navios Acquisition expects to receive cash and steel value. The Company’s Board of Directors formed a Special Committee of independent and disinterested directors to consider and approve the liquidation. Vessels to be acquired will be held for sale. Please refer to “Related Party Transactions”.

Continuous Offering Program

On November 29, 2019, Navios Acquisition entered into a Continuous Offering Program Sales Agreement, pursuant to which Navios Acquisition may issue and sell from time to time through the sales agent shares of common stock having an aggregate offering price of up to $25.0 million. As of May 8, 2020, since the commencement of the program, Navios Acquisition has issued 426,628 shares of common stock and received net proceeds of $2.8 million.

Dividend Policy

On April 29, 2020, the Board of Directors declared a quarterly cash dividend in respect of the first quarter of 2020 of $0.30 per share of common stock which will be paid on July 9, 2020 to stockholders of record as of June 3, 2020. The declaration and payment of any further dividends remain subject to the discretion of the Board of Directors and will depend on, among other things, Navios Acquisition’s cash requirements as measured by market opportunities and restrictions under its credit agreements and other debt obligations and such other factors as the Board of Directors may deem advisable.

Fleet

As of May 8, 2020, our fleet consisted of a total of 46 double-hulled tanker vessels, aggregating approximately 5.7 million deadweight tons, or dwt. The fleet includes 13 Very Large Crude Carriers (“VLCC”) tankers (over 200,000 dwt per ship) which transport crude oil, including the three bareboat chartered-in VLCCs expected to be delivered in each of the fourth quarter of 2020, and the first and second quarters of 2021, ten Long Range 1 (“LR1”) product tankers (60,000-85,000 dwt per ship), 18 Medium Range 2 (“MR2”) product tankers (47,000-52,000 dwt per ship), three Medium Range one (“MR1”) product tankers (35,000-45,000 dwt per ship) and two chemical tankers (25,000 dwt per ship), which transport refined petroleum products and bulk liquid chemicals. All of our vessels are currently chartered-out to quality counterparties with an average remaining charter period of approximately one year. As of May 8, 2020, we had charters covering 83.4% of available days for the remaining nine months period of 2020 and 27.7% of available days in 2021.

Vessels	Type	Year Built	Dwt	Net Charter Rate (1)		Profit Sharing Arrangements	Expiration Date (2)
Owned Vessels
Nave Polaris	Chemical Tanker	2011	25,145	Floating Rate	(7)	None	August 2020
Nave Cosmos	Chemical Tanker	2010	25,130	Floating Rate	(7)	None	August 2020
Perseus N	MR1 Product Tanker	2009	36,264	$11,356		None	June 2020
Star N	MR1 Product Tanker	2009	37,872	$13,894		None	February 2021
Hector N	MR1 Product Tanker	2008	38,402	$14,813	(17)	None	January 2021
Nave Velocity	MR2 Product Tanker	2015	49,999	$16,047		None	December 2020
Nave Sextans	MR2 Product Tanker	2015	49,999	$17,250	(14)	None	May 2021
Nave Pyxis	MR2 Product Tanker	2014	49,998	$15,500		None	December 2020
Nave Luminosity	MR2 Product Tanker	2014	49,999	$17,034		None	December 2021
Nave Jupiter	MR2 Product Tanker	2014	49,999	$12,097		50%/50%	September 2020
Bougainville	MR2 Product Tanker	2013	50,626	$14,709	(4)	100%	September 2020
				$15,600	(19)	100%	September 2023
Nave Alderamin	MR2 Product Tanker	2013	49,998	$15,159		None	November 2020

Nave Bellatrix	MR2 Product Tanker	2013	49,999	$16,047		None	March 2021
Nave Capella	MR2 Product Tanker	2013	49,995	$15,800		None	January 2021
Nave Orion	MR2 Product Tanker	2013	49,999	$15,159		None	December 2020
Nave Titan	MR2 Product Tanker	2013	49,999	$14,813		None	July 2020
Nave Aquila	MR2 Product Tanker	2012	49,991	$15,899		None	November 2020
Nave Atria	MR2 Product Tanker	2012	49,992	$14,813		None	October 2020
Nave Orbit	MR2 Product Tanker	2009	50,470	$14,000		None	October 2020
Nave Equator	MR2 Product Tanker	2009	50,542	$16,250		None	January 2022
Nave Equinox	MR2 Product Tanker	2007	50,922	$15,800	(20)	ice-transit premium (3)	October 2020
Nave Pulsar	MR2 Product Tanker	2007	50,922	$15,600	(5)	ice-transit premium (3)	October 2020
Nave Dorado	MR2 Product Tanker	2005	47,999	$13,331		50%/50%	December 2020
Nave Atropos	LR1 Product Tanker	2013	74,695	$29,625		None	May 2021
Nave Rigel	LR1 Product Tanker	2013	74,673	$16,088	(8)	None	January 2022
Nave Cassiopeia	LR1 Product Tanker	2012	74,711	Floating Rate	(12)	None	May 2020
Nave Cetus	LR1 Product Tanker	2012	74,581	$16,088	(8)	None	January 2022
Nave Estella	LR1 Product Tanker	2012	75,000	$17,036		None	December 2020
Nave Andromeda	LR1 Product Tanker	2011	75,000	Floating Rate	(12)	None	May 2020
Nave Ariadne	LR1 Product Tanker	2007	74,671	Floating Rate	(18)	None	August 2020
Nave Cielo	LR1 Product Tanker	2007	74,671	$28,875		None	May 2021
Aurora N	LR1 Product Tanker	2008	63,495	Floating Rate	(18)	None	June 2020
Lumen N	LR1 Product Tanker	2008	63,599	Floating Rate	(18)	None	June 2020
Nave Buena Suerte	VLCC	2011	297,491	$47,906	(15)	50%/50%	June 2025
Nave Quasar	VLCC	2010	297,376	$20,475	(10)	50%/50%	September 2020
Nave Synergy	VLCC	2010	299,973	32,588		None	April 2022
Nave Spherical	VLCC	2009	297,188	Floating Rate	(6)	None	December 2022
Nave Neutrino	VLCC	2003	298,287	$19,158	(11)	50%/50%	May 2021
Nave Photon	VLCC	2008	297,395	$47,906	(15)	50%/50%	July 2021
Nave Constellation	VLCC	2010	298,000	Floating Rate	(13)	50%/50%	February 2021
Nave Universe	VLCC	2011	297,066	$20,475	(10)	50%/50%	August 2020
Nave Celeste	VLCC	2003	298,717	Floating Rate	(16)	50%/50%	December 2020
Nave Galactic	VLCC	2009	297,168	$20,475	(10)	50%/50%	October 2020
Vessels to be delivered
TBN*	VLCC	Q4 2020	310,000	$27,816	(9)	None	Q4 2030
TBN*	VLCC	Q1 2021	310,000	$27,816	(9)	None	Q1 2031
TBN*	VLCC	Q2 2021	310,000	$47,906		50%/50%	Q2 2026

(1)	Net time charter-out rate per day (net of commissions), presented in U.S. Dollars.
(2)	Estimated dates assuming the midpoint of the redelivery period by charterers, including owner’s extension options not declared yet.
(3)	The premium for the Nave Equinox and the Nave Pulsar when vessels are trading on ice or follow ice breaker is $1,900 per day.
(4)	Rate can reach a maximum of $19,780 calculated based on a formula.
(5)	Charterer’s option to extend the charter for one year at $16,590 net per day plus ice-transit premium.
(6)	Rate based on VLCC pool earnings, evergreen upon notice.
(7)	Rate based on chemical tankers pool earnings.
(8)	Charterer has the option to charter the vessel for an optional year at a rate of $17,063 net per day.
(9)	Charterer’s option to extend the bareboat charter for five years at $29,751 net per day.
(10)

Profit sharing arrangement 50% on actual pool earnings. Any adjustment by the charterers for the expense/loss will be provisionally settled on a quarterly basis and finally settled at the end of the charter period.

(11)	Contract provides 100% of BITR TD3C-TCE index plus $2,000 up to $38,513 and 50% thereafter with $19,158 floor.
(12)	Rate based on LR8 pool earnings.
(13)	Contract provides 100% of BITR TD3C-TCE index plus $2,000 up to $39,006 and 50% thereafter with $18,170 floor.
(14)	Charterer’s option to extend the charter for one year at $18,750 net per day.
(15)	Profit sharing arrangement of 35% above $54,388, 40% above $59,388 and 50% above $69,388.
(16)	Contract provides 100% of BITR TD3C-TCE index plus $2,000 up to $38,513 and 50% thereafter with $18,170 floor.
(17)	Charterer’s option to extend the charter for one year at $15,800 net per day.
(18)	Rate based on Penfield pool earnings.
(19)	Base rate for all three years at $15,600 net per day and ceiling at $18,525 net per day with all earnings in between 100% to the owners based on TC7 adjusted index.
(20)	Charterer’s option to extend the charter for six months at $16,788 net per day.
*

Bareboat chartered-in vessels with purchase option, expected to be delivered in each of the fourth quarter of 2020, and the first and the second quarters of 2021. Navios Acquisition has an option for a fourth bareboat chartered-in VLCC.

Charter Policy and Industry Outlook

Our core fleet currently consists of 46 vessels, of which 13 are VLCCs (including three bareboat chartered-in VLCCs expected to be delivered in each of the fourth quarter of 2020, and the first and the second quarters of 2021, respecively), 31 are product tankers, and two are chemical tankers. All of our vessels are currently chartered-out to quality counterparties with an average remaining charter period of approximately one year. Many of our contracts have profit sharing arrangements (see fleet table above). While all of our vessels are currently chartered-out, we intend to deploy any vessels that would become open—not chartered-out—to leading charterers in a mix of long, medium and short-term time charters, depending on the vessels’ positions, seasonality and market outlook. This chartering strategy is intended to allow us to capture increased profits during strong charter markets, while developing relatively stable cash flows from longer-term time charters. We will also seek profit sharing arrangements in our employment contracts, to provide us with potential incremental revenue above the contracted minimum charter rates.

Using Navios Tankers Management Inc.’s (the “Manager”) global network of relationships and extensive experience in the maritime transportation industry, coupled with its commercial, financial and operational expertise, we plan to opportunistically grow our fleet through the timely and selective acquisition of high-quality newbuilding or secondhand vessels when we believe those acquisitions will result in attractive returns on invested capital and increased cash flow. We also intend to engage in opportunistic dispositions where we can achieve attractive values for our vessels as we assess the market cycle. We believe our diverse and versatile fleet, combined with the experience and long-standing relationships of Manager’s with participants in the maritime transportation industry, position us to identify and take advantage of attractive acquisition opportunities.

Factors Affecting Navios Acquisition’s Results of Operations

We believe the principal factors that will affect our future results of operations are the economic, regulatory, political and governmental conditions that affect the shipping industry generally and that affect conditions in countries and markets in which our vessels engage in business. Other key factors that will be fundamental to our business, future financial condition and results of operations include:

•	the demand for seaborne transportation services;

•	the ability of Manager’s commercial and chartering operations to successfully employ our vessels at economically attractive rates, particularly as our fleet expands and our charters expire;

•	the effective and efficient technical management of our vessels;

•	the Manager’s ability to satisfy technical, health, safety and compliance standards of major commodity traders; and

•	the strength of and growth in the number of our customer relationships, especially with major commodity traders.

In addition to the factors discussed above, we believe certain specific factors will impact our consolidated results of operations. These factors include:

•	the charter hire earned by our vessels under our charters;

•	our access to capital required to acquire additional vessels and/or to implement our business strategy;

•	our ability to sell vessels at prices we deem satisfactory;

•	our level of debt and the related interest expense and amortization of principal;

•	the level of any dividend to our stockholders; and

•	the recent global outbreak of novel coronavirus disease (COVID-19) or other epidemics or pandemics.

Voyage, Time Charter and Pooling Arrangements

Revenues are driven primarily by the number of vessels in the fleet, the number of days during which such vessels operate and the amount of daily charter hire rates that the vessels earn under charters, which, in turn, are affected by a number of factors, including:

•	the duration of the charters;

•	the level of spot market rates at the time of charters;

•	decisions relating to vessel acquisitions and disposals;

•	the amount of time spent positioning vessels;

•	the amount of time that vessels spend in dry dock undergoing repairs and upgrades;

•	the age, condition and specifications of the vessels; and

•	the aggregate level of supply and demand in the tanker shipping industry.

Time charters are available for varying periods, ranging from a single trip (spot charter) to long-term which may be many years. In general, a long-term time charter assures the vessel owner of a consistent stream of revenue. Operating the vessel in the spot market affords the owner greater spot market opportunity, which may result in high rates when vessels are in high demand or low rates when vessel availability exceeds demand. Vessel charter rates are affected by world economics, international events, weather conditions, strikes, governmental policies, supply and demand, and many other factors that might be beyond the control of management.

For vessels operating in pooling arrangements, the Company earns a portion of total revenues generated by the pool, net of expenses incurred by the pool. The amount allocated to each pool participant vessel, including the Company’s vessels, is determined in accordance with an agreed-upon formula, which is determined by the points awarded to each vessel in the pool based on the vessel’s age, design and other performance characteristics.

The cost to maintain and operate a vessel increases with the age of the vessel. Older vessels are less fuel efficient, cost more to insure and require upgrades from time to time to comply with new regulations. As of May 8, 2020, the average age of Navios Acquisition’s owned fleet is 8.9 years. But, as such fleet ages or if Navios Acquisition expands its fleet by acquiring previously owned and older vessels the cost per vessel would be expected to rise and, assuming all else, including rates, remains constant, vessel profitability would be expected to decrease.

Navios Acquisition reports financial information and evaluates its operations by charter revenues. Navios Acquisition does not use discrete financial information to evaluate operating results for each type of charter. As a result, management reviews operating results solely by revenue per day and operating results of the fleet and thus Navios Acquisition has determined that it operates under one reportable segment.

Set forth below are selected historical and statistical data for Navios Acquisition for each of the three month periods ended March 31, 2020 and 2019 that the Company believes may be useful in better understanding the Company’s financial position and results of operations.

	Three month period ended March 31,
	2020 (unaudited)	2019 (unaudited)
FLEET DATA
Available days(1)	3,755	3,683
Operating days(2)	3,730	3,672
Fleet utilization(3)	99.3%	99.7%
Vessels operating at period end	43	40
AVERAGE DAILY RESULTS
Time charter equivalent rate per day(4)	$24,442	$19,643

Navios Acquisition believes that the important measures for analyzing trends in its results of operations consist of the following:

(1)

Available days: Available days for the fleet are total calendar days the vessels were in Navios Acquisition’s possession for the relevant period after subtracting off-hire days associated with major repairs, drydocking or special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which vessels should be capable of generating revenues.

(2)

Operating days: Operating days are the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.

(3)

Fleet utilization: Fleet utilization is the percentage of time that Navios Acquisition’s vessels were available for generating revenue, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off hire for reasons other than scheduled repairs, dry dockings or special surveys.

(4)

TCE Rate: Time charter equivalent rate per day is defined as voyage and time charter revenues less voyage expenses during a period divided by the number of available days during the period. The TCE Rate per day is a standard shipping industry performance measure used primarily to present the actual daily earnings generated by vessels of various types of charter contracts for the number of available days of the fleet.

Period-over-Period Comparisons

The Three Month Period ended March 31, 2020 compared to the Three Month Period ended March 31, 2019

The following table presents consolidated revenue and expense information for the three month periods ended March 31, 2020 and 2019. This information was derived from the unaudited condensed consolidated statements of income of Navios Acquisition for the respective periods.

	For the Three Months Ended March 31, 2020 (unaudited)	For the Three Months Ended March 31, 2019 (unaudited)
Revenue	$97,857	$77,119
Time charter and voyage expenses	(6,082)	(4,767)
Direct vessel expenses	(3,140)	(2,355)
Management fees (entirely through related party transactions)	(29,837)	(27,906)
General and administrative expenses	(3,954)	(5,137)
Depreciation and amortization	(16,606)	(17,721)
Interest income	3	2,160
Interest expenses and finance cost	(21,843)	(22,929)
Gain on sale of vessel	—	651
Impairment of receivable in affiliated company / Equity in net earnings of affiliated companies	(13,900)	845
Other income	—	1,332
Other expense	(1,629)	(431)
Net income	$869	$861

Revenue: Revenue for the three month period ended March 31, 2020 increased by $20.7 million, or 26.9%, to $97.9 million, as compared to $77.1 million for the same period of 2019. The increase was mainly attributable to an: (i) increase in revenue by $8.8 million due to the acquisition of five product tankers of Navios Europe I in December 2019; and (ii) increase in market rates during the three month period ended March 31, 2020 as compared to the same period of 2019; partially mitigated by the sale of three VLCCs in 2019. Available days of the fleet increased to 3,755 days for the three month period ended March 31, 2020, as compared to 3,683 days for the three month period ended March 31, 2019, mainly as a result of the acquisition of five product tankers of Navios Europe I in December 2019; partially mitigated by the sale of three VLCCs in 2019. The time charter equivalent rate, or TCE Rate, increased to $24,442 for the three month period ended March 31, 2020, from $19,643 for the three month period ended March 31, 2019.

Time charter and voyage expenses: Time charter and voyage expenses for the three month period ended March 31, 2020 increased by $1.3 million, or 27.1%, to $6.1 million, as compared to $4.8 million for the same period of 2019. The increase was mainly attributable to a: (a) $1.2 million increase in bunkers consumption and voyage expenses related to the spot voyages incurred in the period; and (b) $0.1 million increase in brokers’commission.

Direct vessel expenses: Direct vessel expenses, comprised of the amortization of dry dock and special survey costs, of certain vessels of our fleet amounted to $3.1 million for the three month period ended March 31, 2020, as compared to $2.4 million for the three month period ended March 31, 2019.

Management fees: Management fees amounted to $29.8 million for the three month period ended March 31, 2020, as compared to $27.9 million for the three month period ended March 31, 2019. The increase was mainly as a result of the acquisition of five product tankers of Navios Europe I in December 2019. Please see Related Party Transactions for discussion on the management fees.

General and administrative expenses: Total general and administrative expenses for the three month period ended March 31, 2020 decreased by $1.1 million to $4.0 million compared to $5.1 million for the three month period ended March 31, 2019, mainly due to the decrease in legal and professional fees. For the three month periods ended March 31, 2020 and 2019, the expenses charged by the Manager for for administrative services were $3.0 million and $2.9 million, respectively.

Depreciation and amortization: Depreciation and amortization amounted to $16.6 million for the three month period ended March 31, 2020, as compared to $17.7 million for the three month period ended March 31, 2019. Depreciation of a vessel is calculated using an estimated useful life of 25 years from the date the vessel was originally delivered from the shipyard.

Interest income: Interest income for the three month period ended March 31, 2020 decreased by $2.2 million to $0 compared to $2.2 million for the three month period ended March 31, 2019.

Interest expense and finance cost: Interest expense and finance cost for the three month period ended March 31, 2020 decreased by $1.1 million to $21.8 million, as compared to $22.9 million for the three month period ended March 31, 2019. The decrease was mainly due to the decrease of the weighted average interest rate for the three month period ended March 31, 2020 to 6.81% compared to 7.28% in the same period in 2019 and the decrease of the average outstanding balance. The average outstanding balance of our credit facilities (other than the 2021 Notes, as defined in “Long-Term Debt Obligations and Credit Arrangements – Ship Mortgage Notes”) decreased to $521.5 million for the three month period ended March 31, 2020 as compared to $534.2 million for the three month period ended March 31, 2019. As of March 31, 2020 and 2019, the outstanding balance under Navios Acquisition’s total borrowings was $1,174 million and $1,216.6 million, respectively.

Gain on sale of vessel: The gain on sale of vessel for the three month period ended March 31, 2020 amounted to $0 as compared to $0.7 million for the same period in 2019.

Impairment of receivable in affiliated company / Equity in net earnings of affiliated companies: Impairment of receivable in affiliated companies for the three month period ended March 31, 2020 amounted to $13.9 million and related to the other-than-temporary impairment recognized in the Navios Acquisition’s receivable from Navios Europe II. Equity in net earnings of affiliated companies for the three month period ended March 31, 2019 amounted to $0.8 million which related to income recognized for Navios Europe I and Navios Europe II.

Other income: Other income for the three month period ended March 31, 2020 was $0. For the comparative period of 2019 other income was $1.3 million.

Other expense: Other expense for the three month period ended March 31, 2020 was $1.6 million. For the comparative period of 2019 other expense was $0.4 million.

Liquidity and Capital Resources

Our primary short-term liquidity needs are to fund general working capital requirements, dry docking expenditures, minimum cash balance maintenance as per our credit facility agreements and debt repayment, and other obligations from time to time, while our long-term liquidity needs primarily relate to expansion and investment capital expenditures and other maintenance capital expenditures and debt repayment. Expansion capital expenditures are primarily for the purchase or construction of vessels to the extent the expenditures increase the operating capacity of or revenue generated by our fleet, while maintenance capital expenditures primarily consist of dry docking expenditures and expenditures to replace vessels in order to maintain the operating capacity of or revenue generated by our fleet. We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations, long-term borrowings and proceeds from asset sales. As of March 31, 2020, Navios Acquisition’s current assets totaled $106.4 million, while current liabilities totaled $222.3 million, resulting in a negative working capital position of $115.9 million, related to balloon payments due under its credit facilities which are currenty under refinancing process. Navios Acquisition’s cash forecast indicates that it will generate sufficient cash for at least the next 12 months following May 11, 2020 to make the required principal and interest payments on its indebtedness and provide for the normal working capital requirements. Generally, our long-term sources of funds derive from cash from operations, long-term bank borrowings and other debt or equity financings. We expect that we will rely upon cash from operations and upon external financing sources, including bank borrowings, to fund acquisitions, expansion and investment capital expenditures and other commitments we have entered into. We cannot assure you that we will be able to secure adequate financing or obtaining additional funds on favorable terms, to meet our liquidity needs.

Navios Acquisition may use funds to repurchase its outstanding capital stock and/or indebtedness from time to time. Repurchases may be made in the open market, or through privately negotiated transactions or otherwise, in compliance with applicable laws, rules and regulations, at prices and on terms Navios Acquisition deems appropriate and subject to its cash requirements for other purposes, compliance with the covenants under Navios Acquisition’s debt agreements, and other factors management deems relevant.

In February 2018, the Board of Directors of Navios Acquisition authorized a stock repurchase program for up to $25.0 million of Navios Acquisition’s common stock, for two years. Stock repurchases were made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions. The timing and amount of repurchases under the program were determined by management based upon market conditions and other factors. Repurchases were made pursuant to a program adopted under Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. The program did not require any minimum repurchase or any specific number or amount of shares of common stock and was suspended or reinstated at any time in Navios Acquisition’s discretion and without notice. Repurchases were subject to restrictions under Navios Acquisition’s credit facilities and indenture. Up to the expiration of the stock repurchase program in February 2020, Navios Acquisition had repurchased 735,251 shares since the program was initiated for approximately $7.5 million.

In October and November 2019 Navios Acquisition repurchased a total of $12.0 million of its 2021 Notes (as defined in “Long-Term Debt Obligations and Credit Arrangements – Ship Mortgage Notes”) from unaffiliated third parties in open market transactions for a cash consideration of $10.0 million.

In October 2019, Navios Acquisition completed a registered direct offering of 1,875,000 shares of its common stock at $8.00 per share, raising gross proceeds of $15.0 million. Total net proceeds of the above transactions, net of agents’ costs of $0.7 million and offering costs $0.9 million, amounted to $13.4 million.

On November 29, 2019, Navios Acquisition entered into a Continuous Offering Program Sales Agreement for the issuance and sale from time to time shares of Navios Acquisition’s common stock having an aggregate offering price of up to $25.0 million. The sales were being made pursuant to a prospectus supplement as part of a shelf registration statement which was set to expire in December 2019. Navios Acquisition went effective on a new shelf registration statement which was declared effective on December 23, 2019. Accordingly, the Sales Agreement was entered into on December 23, 2019. As before, the Sales Agreement contains, among other things, customary representations, warranties and covenants by Navios Acquisition and indemnification obligations of the parties thereto as well as certain termination rights for such parties. As of May 8, 2020, since the commencement of the program, Navios Acquisition has issued 426,628 shares of common stock and received net proceeds of $2.8 million.

Cash Flow

Cash flows for the three month period ended March 31, 2020 compared to the three month period ended March 31, 2019:

The following table presents cash flow information for the three month periods ended March 31, 2020 and 2019.

	Three month period ended March 31, 2020	Three month period ended March 31, 2019
	(unaudited)	(unaudited)
Expressed in thousands of U.S. dollars
Net cash provided by operating activities	$30,517	$9,888
Net cash (used in)/ provided by investing activities	(5,882)	17,450
Net cash used in financing activities	(17,618)	(6,049)
Net increase in cash, cash equivalents and restricted cash	$7,017	$21,289
Cash, cash equivalents and restricted cash, beginning of period	44,051	46,609
Cash, cash equivalents and restricted cash, end of period	$51,068	$67,898

Cash provided by operating activities for the three month period ended March 31, 2020 as compared to the three month period ended March 31, 2019:

Net cash provided by operating activities increased by $20.6 million to $30.5 million for the period ended March 31, 2020 as compared to $9.9 million for the period ended March 31, 2019. The increase is analyzed as follows:

The net income for each of the three month periods ended March 31, 2020 and 2019 was $0.9 million. In determining net cash provided by operating activities for the three month period ended March 31, 2020, the net income was adjusted for the effect of depreciation and amortization of $16.6 million, $13.9 million impairment of receivable in affiliated company, $2.9 million for the amortization of drydock and special survey costs, $1.5 million for amortization and write-off of deferred finance fees and bond premium, and $0.1 million for stock based compensation.

The net cash inflow resulting from the change in operating assets, liabilities and payments for drydock and special survey costs of $5.3 million for the three month period ended March 31, 2020 mainly resulted from an $11.7 million increase in accrued expenses, an $11.6 million decrease in accounts receivable, a $2.0 million increase in deferred revenue, a $1.2 million decrease in inventories and a $1.2 million decrease in prepaid expenses. These were partially offset by a $14.9 million payment for drydock and special survey costs, a $13.7 million decrease in the balance due to related parties and a $4.4 million decrease in accounts payable.

In determining net cash provided by operating activities for the three month period ended March 31, 2019, the net income was adjusted for the effect of depreciation and amortization of $17.7 million, $2.3 million for the amortization of drydock and special survey costs, $1.0 million for amortization and write-off of deferred finance fees and bond premium, $0.8 million for equity in net earnings of affiliated companies, net of dividends received, $0.7 million for gain on sale of vessels, and $0.2 million for stock based compensation.

The net cash inflow resulting from the change in operating assets, liabilities and payments for drydock and special survey costs of $10.7 million for the three month period ended March 31, 2019 mainly resulted from a $13.2 million increase in accrued expenses, a $4.2 million decrease in accounts receivable, a $3.9 million decrease in prepaid expenses, a $2.0 million decrease in the balance due from related parties, long-term, and a $0.7 million increase in deferred revenue. These were partially offset by an $18.2 million increase in the balance due from related parties, short-term, a $12.0 million decrease in the balance due to related parties, short-term, a $4.4 million decrease in accounts payable, and a $0.1 million payment for drydock and special survey costs.

Cash (used in)/ provided by investing activities for the three month period ended March 31, 2020 as compared to the three month period ended March 31, 2019:

Net cash (used in)/ provided by investing activities decreased by $23.4 million to $5.9 million outflow for the three month period ended March 31, 2020 from $17.5 million inflow for the three month period ended March 31, 2019.

Net cash used in investing activities for the three month period ended March 31, 2020, resulted from $5.9 million from vessels improvements.

Net cash provided by investing activities for the three month period ended March 31, 2019, resulted from $21.4 million net proceeds from sale of vessel; partially mitigated by: (i) $2.0 million from loans to affiliates; and (ii) $1.9 million from vessels improvements.

Cash used in financing activities for the three month period ended March 31, 2020 as compared to the three month period ended March 31, 2019:

Net cash used in financing activities increased by $11.6 million to $17.6 million at March 31, 2020 from $6.0 million at March 31, 2019.

Net cash used in financing activities for the three month period ended March 31, 2020 resulted from: (i) $13.2 million of loan repayments; and (ii) $4.8 million of dividends paid; and was partially mitigated by $0.3 million in equity offering proceeds, net of deferred finance fees.

Net cash used in financing activities for the three month period ended March 31, 2019 resulted from: (i) $40.6 million of loan repayments; (ii) $4.1 million of dividends paid; and (iii) $0.4 million for acquisition of treasury stock; and was partially mitigated by $39.1 million in loan proceeds, net of deferred finance fees.

Reconciliation of EBITDA and Adjusted EBITDA to Net Cash from Operating Activities

	Three Month Period Ended March 31, 2020 (unaudited)	Three Month Period Ended March 31, 2019 (unaudited)
Expressed in thousands of U.S. dollars
Net cash provided by operating activities	$30,517	$9,888
Net (increase)/ decrease in operating assets	(13,961)	8,041
Net increase in operating liabilities	4,397	2,581
Net interest cost	21,840	20,769
Amortization and write-off of deferred finance costs and bond premium	(1,512)	(974)
Impairment of receivable in Navios Europe II / Equity in net earnings of affiliated companies	(13,900)	845
Payments for dry dock and special survey costs	14,947	92
Gain on sale of vessel	—	651
Stock-based compensation	(123)	(229)

EBITDA	$42,205	$41,664
Gain on sale of vessel	—	(651)
Impairment of receivable in Navios Europe II	13,900	—
Stock-based compensation	123	229
Adjusted EBITDA	$56,228	$41,242

	Three Month Period Ended March 31, 2020 (unaudited)	Three Month Period Ended March 31, 2019 (unaudited)
Net cash provided by operating activities	$30,517	$9,888
Net cash (used in)/ provided by investing activities	$(5,882)	$17,450
Net cash used in financing activities	$(17,618)	$(6,049)

EBITDA in this document represents net income/ (loss) before interest and finance costs, before depreciation and amortization and before income taxes. Adjusted EBITDA in this document represents EBITDA excluding certain items, such as stock-based compensation, gain on sale of vessels, gain/ (loss) on debt repayment and OTTI loss on equity investment.

We use Adjusted EBITDA as liquidity measure and reconcile EBITDA and Adjusted EBITDA to net cash provided by operating activities, the most comparable U.S. GAAP liquidity measure. EBITDA in this document is calculated as follows: net cash provided by operating activities adding back, when applicable and as the case may be, the effect of: (i) net (increase)/ decrease in operating assets; (ii) net increase in operating liabilities; (iii) net interest cost; (iv) amortization and write-off of deferred finance costs and bond premium; (v) impairment of receivable in Navios Europe II / Equity in net earnings of affiliated companies; (vi) payments for dry dock and special survey costs; (vii) gain on sale of vessel; and (viii) stock- based compensation. Navios Acquisition believes that EBITDA and Adjusted EBITDA are each the basis upon which liquidity can be assessed and present useful information to investors regarding Navios Acquisition’s ability to service and/or incur indebtedness, pay capital expenditures, meet working capital requirements and pay dividends. Navios Acquisition also believes that EBITDA and Adjusted EBITDA are used: (i) by potential lenders to evaluate potential transactions; (ii) to evaluate and price potential acquisition candidates; and (iii) by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

EBITDA and Adjusted EBITDA have limitations as an analytical tool, and should not be considered in isolation or as a substitute for the analysis of Navios Acquisition’s results as reported under U.S. GAAP. Some of these limitations are: (i) EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, working capital needs; and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future. EBITDA and Adjusted EBITDA do not reflect any cash requirements for such capital expenditures. Because of these limitations, EBITDA and Adjusted EBITDA should not be considered as a principal indicator of Navios Acquisition’s performance. Furthermore, our calculation of EBITDA and Adjusted EBITDA may not be comparable to that reported by other companies due to differences in methods of calculation.

Adjusted EBITDA affected by the items described in the table above, for the three month period ended March 31, 2020 increased by $15.0 million to $56.2 million, as compared to $41.2 million for the same period of 2019. The increase in Adjusted EBITDA was mainly due to a: (a) $20.7 million increase in revenue; and (b) $1.1 million decrease in general and administrative expenses (excluding stock-based compensation); partially mitigated by a: (i) $2.6 million increase in other (expense)/ income, net; (ii) $1.9 million increase in management fees mainly due to the acquisition of the five product tankers of Navios Europe I in December 2019 and to the amendment of the fees under the management agreement, partially mitigated by the sale of three VLCCs in 2019; (iii) $1.3 million increase in time charter and voyage expenses; (iv) $0.8 million decrease in equity in net earnings of affiliated companies; and (v) $0.2 million increase in direct vessel expenses (other than amortization of dry dock and special survey cost).

Long-Term Debt Obligations and Credit Arrangements

Ship Mortgage Notes

8 1/8% First Priority Ship Mortgages: On November 13, 2013, the Company and its wholly owned subsidiary, Navios Acquisition Finance (US) Inc. (“Navios Acquisition Finance” and together with the Company, the “2021 Co-Issuers”) issued $610.0 million in first priority ship mortgage notes (the “Existing Notes”) due on November 15, 2021 at a fixed rate of 8.125%.

On March 31, 2014, the Company completed a sale of $60.0 million of its first priority ship mortgage notes due in 2021 (the “Additional Notes,” and together with the Existing Notes, the “2021 Notes”). The terms of the Additional Notes are identical to the Existing Notes and were issued at 103.25% plus accrued interest from November 13, 2013.

The 2021 Notes are fully and unconditionally guaranteed on a joint and several basis by all of Navios Acquisition’s subsidiaries with the exception of Navios Acquisition Finance (a co-issuer of the 2021 Notes) and the exception of Navios Midstream subsidiaries.

The 2021 Co-Issuers currently have the option to redeem the 2021 Notes in whole or in part, at a fixed price of 106.094% of the principal amount, which price declines ratably until it reaches par in 2019, plus accrued and unpaid interest, if any.

In addition, upon the occurrence of certain change of control events, the holders of the 2021 Notes will have the right to require the 2021 Co-Issuers to repurchase some or all of the 2021 Notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.

The 2021 Notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of the 2021 Co-Issuers’ properties and assets and creation or designation of restricted subsidiaries.

In the fourth quarter of 2019, Navios Acquisition repurchased $12.0 million of its ship mortgage notes for a cash consideration of $10.0 million resulting in a gain on bond repurchase of $1.9 million net of deferred fees written-off.

Following the acquisition of the Star N and the Hector N MR1 product tankers from Navios Europe I, the vessels were offered as collateral under its ship mortgage notes, in substitution of an amount of $25.4 million that was held as cash collateral from the sale proceeds of the Nave Electron.

The 2021 Co-Issuers were in compliance with the covenants as of March 31, 2020.

The Existing Notes and the Additional Notes are treated as a single class for all purposes under the indenture including, without limitation, waivers, amendments, redemptions and other offers to purchase and the Additional Notes rank evenly with the Existing Notes. The Additional Notes and the Existing Notes have different CUSIP numbers.

Guarantees

The Company’s 2021 Notes are fully and unconditionally guaranteed on a joint and several basis by all of the Company’s subsidiaries with the exception of Navios Acquisition Finance (a co-issuer of the 2021 Notes) and the exception of Navios Midstream subsidiaries. The Company’s 2021 Notes are unregistered. The guarantees of our subsidiaries that own mortgaged vessels are senior secured guarantees and the guarantees of our subsidiaries that do not own mortgaged vessels are senior unsecured guarantees. All subsidiaries, including Navios Acquisition Finance and Navios Midstream subsidiaries are 100% owned. Navios Acquisition does not have any independent assets or operations.

Credit Facilities

As of March 31, 2020, the Company had secured credit facilities with various commercial banks with a total outstanding balance of $0.2 billion.

The purpose of the facilities was to finance the construction or acquisition of vessels or refinance existing indebtedness. All of the facilities are denominated in U.S. Dollars and bear interest based on LIBOR plus spread ranging from 230 bps to 400 bps per annum. The facilities are repayable in either semi-annual or quarterly installments, followed by balloon payments with maturities, ranging from August 2020 to October 2027. See also “Contractual obligations” below.

In December 2019, Navios Acquisition entered into a loan agreement with Deutsche Bank AG Filiale Deutschlandgeschäft of up to $32.5 million in order to finance two MR1s and one LR1 acquired from Navios Europe I. The facility is repayable in one single repayment on the last repayment date. The facility matures in June 2020 and bears interest at LIBOR plus 400 bps per annum. As of March 31, 2020, an amount of $32.5 million was outstanding under this facility.

Amounts drawn under the facilities are secured by first preferred mortgages on Navios Acquisition’s vessels and other collateral and are guaranteed by each vessel-owning subsidiary. The credit facilities contain a number of restrictive covenants that prohibit or limit Navios Acquisition from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions; changing the flag, class, management or ownership of Navios Acquisition’s vessels; changing the commercial and technical management of Navios Acquisition’s vessels; selling Navios Acquisition’s vessels; and subordinating the obligations under each credit facility to any general and administrative costs relating to the vessels, including the fixed daily fee payable under the Management Agreement. The credit facilities also require Navios Acquisition to comply with the ISM Code and ISPS Code and to maintain valid safety management certificates and documents of compliance at all times.

As of March 31, 2020, no amount was available to be drawn from the Company’s facilities.

Sale and Leaseback Agreements

On March 31, 2018, Navios Acquisition entered into a $71.5 million sale and leaseback agreement with unrelated third parties to refinance the outstanding balance of the existing facility on four product tankers. Navios Acquisition has a purchase obligation to acquire the vessels at the end of the lease term and under ASC 842-40, the transaction was accounted for as a failed sale. In accordance with ASC 842-40 the Company did not derecognize the respective vessels from its balance sheet and accounted for the amounts received under sale and lease back agreement as a financial liability. The agreements will be repayable in 24 equal consecutive quarterly installments of $1.5 million each, with a repurchase obligation of $35.8 million on the last repayment date. The sale and leaseback agreement matures in April 2024 and bears interest at LIBOR plus 305 bps per annum. In April 2018, the Company drew $71.5 million under this agreement. As of March 31, 2020, the outstanding balance under this agreement was $61.1 million. The agreement requires compliance with certain financial covenants in line with Navios Acquisition’s other credit facilities.

In March and April 2019, Navios Acquisition entered into sale and leaseback agreements with unrelated third parties for $103.2 million in order to refinance $50.3 million outstanding on the existing facility on three product tankers and to finance two product tankers that were previously financed by Eurobank Ergasias S.A. and were fully prepaid in March 2019 by the amount of $32.2 million. Navios Acquisition has a purchase obligation to acquire the vessels at the end of the lease term and under ASC 842-40, the transaction was determined to be a failed sale. The agreements will be repayable in 28 equal consecutive quarterly installments of $2.3 million each, with a purchase obligation of $39.7 million to be repaid on the last repayment date. The sale and leaseback agreements mature in March and April 2026 and bear interest at LIBOR plus 350 bps per annum. The agreements require compliance with certain financial covenants in line with the other credit facilities of the Company. As of March 31, 2020, the outstanding balance under this agreement was $95.5 million.

In August, 2019, the Company entered into an additional sale and leaseback agreement of $15.0 million, with unrelated third parties in order to refinance one product tanker. Navios Acquisition has a purchase option in place and an assessment has been performed indicating that the likelihood of the vessel remaining in the property of the lessor is remote. In such a case, the buyer-lessor does not obtain control of the vessel and under ASC 842-40, the transaction was determined to be a failed sale. Navios Acquisition is obligated to make 60 consecutive monthly payments of approximately $0.2 million, commencing as of August 2019. The agreement matures in August 2024 and bear interest at LIBOR plus 240 bps per annum. As of March 31, 2020, the outstanding balance under this agreement was $13.8 million.

In September 2019, Navios Acquisition entered into additional sale and leaseback agreements with unrelated third parties for $47.2 million in order to refinance three product tankers. Navios Acquisition has a purchase obligation to acquire the vessels at the end of the lease term and under ASC 842-40, the transaction was determined to be a failed sale. The agreements will be repaid through periods ranging from four to seven years in consecutive quarterly installments of up to $1.4 million each, with a purchase obligation of $19.2 million to be repaid on the last repayment date. The agreements mature in September 2023 and September 2026 and bear interest at LIBOR plus a margin ranging from 350 bps to 360 per annum, depending on the vessel financed. The agreements require compliance with certain financial covenants in line with the other credit facilities of the Company. As of March 31, 2020, the outstanding balance under this agreement was $44.5 million.

In October 2019, Navios Acquisition entered into sale and leaseback agreements with unrelated third parties for $90.8 million in order to refinance six product tankers. Navios Acquisition has a purchase obligation to acquire the vessels at the end of the lease term and under ASC 842-40, the transaction was determined to be a failed sale. The agreements will be repaid through periods ranging from three to eight years in consecutive quarterly installments of up to $2.8 million each, with a repurchase obligation of up to $25.8 million in total. The sale and leaseback arrangement bears interest at LIBOR plus a margin ranging from 335 bps to 355 bps per annum, depending on the vessel financed. As of March 31, 2020, the outstanding balance under this agreement was $88.0 million.

As of March 31, 2020, the Company was in compliance with its covenants.

Amounts drawn under the facilities are secured by first preferred mortgages on Navios Acquisition’s vessels and other collateral and are guaranteed by each vessel-owning subsidiary. The credit facilities contain a number of restrictive covenants that prohibit or limit Navios Acquisition from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions; changing the flag, class, management or ownership of Navios Acquisition’s vessels; changing the commercial and technical management of Navios Acquisition’s vessels; selling Navios Acquisition’s vessels; and subordinating the obligations under each credit facility to any general and administrative costs relating to the vessels, including the fixed daily fee payable under the Management Agreement. The credit facilities also require Navios Acquisition to comply with the ISM Code and ISPS Code and to maintain valid safety management certificates and documents of compliance at all times.

Off-Balance Sheet Arrangements – Legal Proceedings

The Company is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions have been recognized in the financial statements for all such proceedings where the Company believes that a liability may be probable, and for which the amounts are reasonably estimable, based upon facts known at the date of the financial statements were prepared. In the opinion of the management, the ultimate disposition of these matters individually and in aggregate will not materially affect the Company’s financial position, results of operations or liquidity.

Contractual Obligations

The following table summarizes our long-term contractual obligations as of March 31, 2020:

	Payments due by period (Unaudited)
(In thousands of U.S. dollars)	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Long-term debt obligations(1)	$171,926	$808,599	$102,969	$90,500	$1,173,994
Lease Obligations (Time Charters) for vessels to be delivered(2)	6,229	46,647	50,220	198,016	301,112
Total contractual obligations	$178,155	855,246	153,189	288,516	$1,475,106

(1)

The amount identified does not include interest costs associated with the outstanding credit facilities, which are based on LIBOR, plus the costs of complying with any applicable regulatory requirements and a margin ranging from 230 bps to 400 bps per annum or the $670.0 million 2021 Notes fixed rate of 8.125%.

(2)

In August 2018, Navios Acquisition agreed to the main terms of a 12-year bareboat charter-in agreement with de-escalating purchase options for two newbuild Japanese VLCCs delivering in each of the fourth quarter of 2020 and the first quarter of 2021. In the first quarter of 2019, we exercised our option for a third VLCC newbuilding under a bareboat operating lease with an expected delivery in the second quarter of 2021.

Navios Maritime Holdings Inc. (“Navios Holdings”), Navios Acquisition and Navios Maritime Partners LP (“Navios Partners”) have made available to Navios Europe II revolving loans up to $57.5 million to fund working capital requirements (collectively, the “Navios Revolving Loans II”). As of March 31, 2020, the amount undrawn under the Navios Revolving Loans II was $4.5 million, of which Navios Acquisition may be required to fund an amount ranging from $0 to $4.5 million. Please refer to “Related Party Transactions”.

Navios Acquisition leases office space in Monaco pursuant to a five year lease agreement, dated July 1, 2018, that expires in June 2023, for a monthly rent of approximately $0.01 million.

Related Party Transactions

Management fees: Pursuant to the Management Agreement dated May 28, 2010 and as amended in May 2012, May 2014, May 2016 and May 2018, the Manager provided commercial and technical management services to Navios Acquisition’s vessels for a fixed daily fee of: (a) $6,500 per MR2 product tanker and chemical tanker vessel; (b) $7,150 per LR1 product tanker vessel; and (c) the current daily fee of $9,500 per VLCC, through May 2020.

Following the Merger with Navios Midstream, completed on December 13, 2018, the Management Agreement covers vessels acquired.

On August 29, 2019, Navios Acquisition entered into a sixth amendment (the “Sixth Amendment”) to the Management Agreement (as amended, the “Management Agreement”) with Navios Tankers Management Inc. The Sixth Amendment, among other changes, extends the duration of the Management Agreement until January 1, 2025, with an automatic renewal for an additional five years, unless earlier terminated by either party, and provides for payment of a termination fee by Navios Acquisition in the event the

Management Agreement is terminated on or before December 31, 2024. The Sixth Amendment also sets forth the management fees for the period through December 31, 2019 and the two-year period commencing January 1, 2020, which management fees exclude dry-docking expenses, which are reimbursed at cost by Navios Acquisition: (a) $7,150 and $7,225, respectively, daily rate per owned LR1 product tanker vessel; (b) $6,500 and $6,825, respectively, daily rate per owned MR2 product tanker vessel and chemical tanker vessel; (c) $9,500 and $9,650, respectively, daily rate per VLCC tanker vessel; and (d) effective in both periods, $50 per vessel daily rate for technical and commercial management services. Commencing January 1, 2022, the fees described in subsections (a) through (c) are subject to an annual increase of 3%, unless otherwise agreed and provides for payment of a termination fee, equal to the fees charged for the full calendar year preceding the termination date, by Navios Acquisition in the event the Management Agreement is terminated on or before December 31, 2024.

Following the liquidation of Navios Europe I (“Liquidation of Navios Europe I”) in December 2019, which resulted in the acquisition of three MR1 product tankers and two LR1 product tankers, as per the terms of the Management Agreement as amended in December 2019, management fees are fixed for two years commencing from January 1, 2020 at: (a) $6,825 per day per MR1, MR2 product tanker and chemical tanker; (b) $7,225 per day per LR1 product tanker vessel; and (c) $9,500 per VLCC. The agreement also provides for a technical and commercial management fee of $50 per day per vessel and an annual increase of 3% after January 1, 2022 for the remaining period unless agreed otherwise.

Drydocking expenses are reimbursed at cost for all vessels.

For the three month periods ended March 31, 2020 and 2019, certain extraordinary fees and costs related to regulatory requirements, including ballast water treatment system installation and exhaust gas cleaning system installation and under Company’s Management Agreement amounted to $2.5 million and $1.9 million, respectively, and are presented under “Vessels improvements” in the condensed Consolidated Statements of Cash Flows.

Total management fees for the three month periods ended March 31, 2020 and 2019 amounted to $29.8 million and $27.9 million, respectively.

General and administrative expenses: On May 28, 2010, Navios Acquisition entered into an Administrative Services Agreement with the Manager, pursuant to which the Manager provides certain administrative management services to Navios Acquisition which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other services. The Manager is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. In May 2014, Navios Acquisition extended the duration of its existing Administrative Services Agreement with the Manager, until May 2020.

Following the Merger with Navios Midstream, completed on December 13, 2018, the Administrative Services Agreement covered the vessels acquired.

In August 2019, Navios Acquisition extended the duration of its existing Administrative Services Agreement with the Manager until January 1, 2025, to be automatically renewed for another five years. The agreement also provides for payment of a termination fee, equal to the fees charged for the full calendar year preceding the termination date, by Navios Acquisition in the event the Administrative Services Agreement is terminated on or before December 31, 2024.

Following the Liquidation of Navios Europe I in December 2019, Navios Acquisition acquired three MR1 product tankers and two LR1 product tankers. The Administrative Services Agreement also covers the vessels acquired.

For the three month periods ended March 31, 2020 and 2019, the expense arising from administrative services rendered by the Manager amounted to $3.0 million and $2.9 million, respectively.

Balance due from related parties (excluding Navios Europe II): Balance due from related parties was $14.7 million as of each of March 31, 2020 and December 31, 2019 and included long-term amounts due from the Manager. The balances mainly consisted of working capital deposits, in accordance with the Management Agreement.

Balance due to related parties, short-term: Amounts due to related parties, short-term as of March 31, 2020 and December 31, 2019 were $6.1 million and $32.2 million, respectively, and mainly consisted of payables to the Manager.

Navios Midstream Merger Agreement: On December 13, 2018, Navios Acquisition completed the Merger contemplated by the Merger Agreement, dated as of October 7, 2018, by and among Navios Acquisition, its direct wholly-owned subsidiary Merger Sub, Navios Midstream and NAP General Partner. Pursuant to the Merger Agreement, Merger Sub merged with and into Navios Midstream, with Navios Midstream surviving as a wholly-owned subsidiary of Navios Acquisition.

Omnibus Agreements

Acquisition Omnibus Agreement: Navios Acquisition entered into an omnibus agreement (the “Acquisition Omnibus Agreement”) with Navios Holdings and Navios Partners in connection with the closing of Navios Acquisition’s initial vessel acquisition, pursuant to which, among other things, Navios Holdings and Navios Partners agreed not to acquire, charter-in or own liquid shipment vessels, except for container vessels and vessels that are primarily employed in operations in South America without the consent of an independent committee of Navios Acquisition. In addition, Navios Acquisition, under the Acquisition Omnibus Agreement, agreed to cause its subsidiaries not to acquire, own, operate or charter-in drybulk carriers under specific exceptions. Under the Acquisition Omnibus Agreement, Navios Acquisition and its subsidiaries grant to Navios Holdings and Navios Partners a right of first offer on any proposed sale, transfer or other disposition of any of its drybulk carriers and related charters owned or acquired by Navios Acquisition. Likewise, Navios Holdings and Navios Partners agreed to grant a similar right of first offer to Navios Acquisition for any liquid shipment vessels they might own. These rights of first offer will not apply to a: (a) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the existing terms of any charter or other agreement with a counterparty; or (b) merger with or into, or sale of substantially all of the assets to, an unaffiliated third party.

Midstream Omnibus Agreement: Navios Acquisition entered into an omnibus agreement (the “Midstream Omnibus Agreement”), with Navios Midstream, Navios Holdings and Navios Partners in connection with the Navios Midstream IPO, pursuant to which Navios Acquisition, Navios Midstream, Navios Holdings, Navios Partners and their controlled affiliates generally have agreed not to acquire or own any VLCCs, crude oil tankers, refined petroleum product tankers, liquefied petroleum gas (“LPG”) tankers or chemical tankers under time charters of five or more years without the consent of the Navios Midstream General Partner. The Midstream Omnibus Agreement contains significant exceptions that have allowed Navios Acquisition, Navios Holdings, Navios Partners or any of their controlled affiliates to compete with Navios Midstream under specified circumstances.

Under the Midstream Omnibus Agreement, Navios Midstream and its subsidiaries have granted to Navios Acquisition a right of first offer on any proposed sale, transfer or other disposition of any of its VLCCs or any crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers and related charters owned or acquired by Navios Midstream. Likewise, Navios Acquisition have agreed (and will cause its subsidiaries to agree) to grant a similar right of first offer to Navios Midstream for any of the VLCCs, crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers under charter for five or more years it might own. These rights of first offer do not apply to a: (a) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the terms of any charter or other agreement with a charter party, or (b) merger with or into, or sale of substantially all of the assets to, an unaffiliated third-party.

Navios Containers Omnibus Agreement: In connection with the Navios Maritime Containers Inc. (“Navios Containers”) private placement and listing on the Norwegian over-the-counter market effective June 8, 2017, Navios Acquisition entered into an omnibus agreement with Navios Containers, Navios Midstream, Navios Holdings and Navios Partners, pursuant to which Navios Acquisition, Navios Holdings, Navios Partners and Navios Midstream have granted to Navios Containers a right of first refusal over any container vessels to be sold or acquired in the future. The omnibus agreement contains significant exceptions that will allow Navios Acquisition, Navios Holdings, Navios Partners and Navios Midstream to compete with Navios Containers under specified circumstances.

Navios Midstream General Partner Option Agreement with Navios Holdings: Navios Acquisition entered into an option agreement, dated November 18, 2014, with Navios Holdings under which Navios Acquisition grants Navios Holdings the option to acquire any or all of the outstanding membership interests in Navios Midstream General Partner and all of the incentive distribution rights in Navios Midstream representing the right to receive an increasing percentage of the quarterly distributions when certain conditions are met. The option shall expire on November 18, 2024. Any such exercise shall relate to not less than twenty-five percent of the option interest and the purchase price for the acquisition of all or part of the option interest shall be an amount equal to its fair market value.

Balance due from Navios Europe II: Navios Holdings, Navios Acquisition and Navios Partners have made available to Navios Europe II revolving loans up to $43.5 million to fund working capital requirements. In March 2017, the availability under the Navios Revolving Loans II was increased by $14.0 million.

The Navios Revolving Loans II and the Navios Term Loans II earn interest and an annual preferred return, respectively, at 18% per annum, on a quarterly compounding basis and are repaid from free cash flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There are no covenant requirements or stated maturity dates. As of March 31, 2020, the amount undrawn under the Navios Revolving Loans II was $4.5 million, of which Navios Acquisition may be required to fund an amount ranging from $0 to $4.5 million.

Balance due from Navios Europe II as of March 31, 2020 was $37.7 million (December 31, 2019: $44.9 million) which included the Navios Revolving Loans II of $13.4 million (December 31, 2019: $20.7 million), the non-current amount of $7.6 million (December 31, 2019: $7.6 million) related to the accrued interest income earned under the Navios Term Loans II under the caption “Due from related parties, long-term” and the accrued interest income earned under the Navios Revolving Loans II of $16.7 million (December 31, 2019: $16.7 million) under the caption “Due from related parties, short-term.”

The decline in the fair value of the investment was considered as other-than-temporary and, therefore, an aggregate loss of $13.9 million was recognized and included in the accompanying condensed consolidated statements of income for the three month period ended March 31, 2020, as “Impairment of investment in affiliated company/ Equity in net earnings of affiliated companies.” The fair value of the Company’s investment was determined based on the liquidation value of Navios Europe II, determined on the individual fair values assigned to the assets and liabilities of Navios Europe II. The fair value of the investment in Navios Europe II is considered to be determined through Level 3 inputs of fair value hierarchy.

On April 21, 2020, Navios Europe II agreed with the lender to fully release the liabilities under the junior participating loan facility for $5.0 million. Navios Europe II owns seven container vessels and seven dry bulk vessels. The structure is expected to be liquidated during the second quarter of 2020 and Navios Acquisition expects to receive cash and steel value. The Company’s Board of Directors formed a Special Committee of independent and disinterested directors to consider and approve the liquidation. Vessels to be acquired will be held for sale.

Quantitative and Qualitative Disclosures about Market Risks

Foreign Exchange Risk

Our functional and reporting currency is the U.S. dollar. We engage in worldwide commerce with a variety of entities. Although our operations may expose us to certain levels of foreign currency risk, our transactions are predominantly U.S. dollar denominated. Transactions in currencies other than U.S. dollars are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized in the statements of income.

Interest Rate Risk

As of March 31, 2020, Navios Acquisition had a total of $1,174.0 million in long-term and short-term indebtedness. Borrowings under our credit facilities bear interest at rates based on a premium over LIBOR in U.S dollars except for the interest rate on the Existing Notes and the Additional Notes which is fixed. Therefore, we are exposed to the risk that our interest expense may increase if interest rates rise. For the three month period ended March 31, 2020, we paid interest on our outstanding debt at a weighted average interest rate of 6.81%. A 1% increase in LIBOR would have increased our interest expense for the three month period ended March 31, 2020 by $1.3 million.

Concentration of Credit Risk

Financial instruments, which potentially subject us to significant concentrations of credit risk, consist principally of trade accounts receivable. We closely monitor our exposure to customers for credit risk. We have policies in place to ensure that we trade with customers with an appropriate credit history. For the three month period ended March 31, 2020, Navig8 Chemicals Shipping and Trading Co (“Navig8”) accounted for 32.0% of Navios Acquisition’s revenue. For the year ended December 31, 2019, Navig8 and COSCO Shipping Tanker (Dalian) Co., Ltd. accounted for 34.6%, and 10.0%, respectively, of Navios Acquisition’s revenue.

Cash and Cash Equivalents

Cash deposits and cash equivalents in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. Navios Acquisition does maintain cash deposits and equivalents in excess of government-provided insurance limits. Navios Acquisition also minimizes exposure to credit risk by dealing with a diversified group of major financial institutions.

Inflation

Inflation has had a minimal impact on vessel operating expenses and general and administrative expenses. Our management does not consider inflation to be a significant risk to expenses in the current and foreseeable economic environment.

Recent Accounting Pronouncements

In March 2020, the FASB issued ASU 2020-04, “Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting”, which provides guidance to alleviate the burden in accounting for reference rate reform by allowing certain expedients and exceptions in applying generally accepted accounting principles to contract modifications, hedging relationships, and other transactions impacted by reference rate reform. The provisions of ASU 2020-04 apply only to those transactions that reference LIBOR or another reference rate expected to be discontinued due to reference rate reform. Adoption of the provisions of ASU 2020-04 is optional and is effective from March 12, 2020 through December 31, 2022. We are currently evaluating the impact of ASU 2020-04 on our condensed consolidated financial statements.

In August 2018, FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement”. This update modifies the disclosure requirements on fair value measurements. ASU 2018-13 is effective for fiscal years beginning after December 15, 2019, and earlier adoption is permitted. The adoption of this new accounting guidance did not have a material effect on the Company’s consolidated financial statements.

In October 2018, FASB issued ASU 2018-17, Consolidation (Topic 810): “Targeted Improvements to Related Party Guidance for Variable Interest Entities” (“ASU 2018-17”). ASU 2018-17 provides that indirect interests held through related parties in common control arrangements should be considered on a proportional basis for determining whether fees paid to decision makers and service providers are variable interests. This is consistent with how indirect interests held through related parties under common control are considered for determining whether a reporting entity must consolidate a Variable Interest Entity (“VIE”). For Public business entities the amendments are effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted. The adoption of this new accounting guidance did not have a material effect on the Company’s consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-04, Intangibles-Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. The ASU is effective for periods beginning after December 15, 2019, with an election to adopt early. The ASU requires only a one-step quantitative impairment test, whereby a goodwill impairment loss will be measured as the excess of a reporting unit’s carrying amount over its fair value. It eliminates Step 2 of the current two-step goodwill impairment test, under which a goodwill impairment loss is measured by comparing the implied fair value of a reporting unit’s goodwill with the carrying amount of that goodwill. The adoption of this new accounting guidance did not have a material effect on the Company’s consolidated financial statements.

In June 2016, FASB issued ASU 2016-13, “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.” This standard requires entities to measure all expected credit losses of financial assets held at a reporting date based on historical experience, current conditions, and reasonable and supportable forecasts in order to record credit losses in a more timely matter. ASU 2016-13 also amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. The standard is effective for interim and annual reporting periods beginning after December 15, 2019, although early adoption is permitted for interim and annual periods beginning after December 15, 2018. In November 2018, FASB issued ASU 2018-19 “Codification Improvements to topic 326, Financial Instruments-Credit Losses”. The amendments in this update clarify that operating lease receivables are not within the scope of ASC 326-20 and should instead be accounted for under the new leasing standard, ASC 842. The adoption of this new accounting guidance did not have a material effect on the Company’s consolidated financial statements.

Critical Accounting Policies

Navios Acquisition’s interim consolidated financial statements have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires Navios Acquisition to make estimates in the application of our accounting policies based on the best assumptions, judgments and opinions of management. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. Other than as described below, all significant accounting policies are as described in Note 2 to the consolidated financial statements included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2019 filed with the SEC on March 6, 2020.

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET AT MARCH 31, 2020 AND AUDITED CONDENSED CONSOLIDATED BALANCE SHEET AT DECEMBER 31, 2019	F-2
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2020 AND 2019	F-3
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2020 AND 2019	F-4
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2020 AND 2019	F-6
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	F-7

NAVIOS MARITIME ACQUISITION CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. Dollars except share data)

	Notes	March 31, 2020 (unadutied)	December 31, 2019
ASSETS
Current assets
Cash and cash equivalents	3	$49,791	$43,561
Restricted cash	3	1,277	490
Accounts receivable, net		22,622	34,235
Due from related parties, short term	7,12	16,688	16,688
Prepaid expenses and other current assets	4	10,852	12,826
Inventories	4	5,147	6,208
Total current assets		106,377	114,008
Vessels, net	5	1,334,141	1,348,251
Goodwill		1,579	1,579
Other long-term assets	2,10	5,501	5,456
Deferred dry dock and special survey costs, net		40,982	37,133
Investment in affiliates	7	—	6,650
Due from related parties, long-term	7,11,12	35,628	42,878
Total non-current assets		1,417,831	1,441,947
Total assets		$1,524,208	$1,555,955
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable		$10,968	$15,355
Accrued expenses	9	26,063	14,337
Due to related parties, short-term	12	6,118	32,150
Dividends payable	8	4,762	4,711
Deferred revenue		4,442	2,433
Current portion of long-term debt, net of deferred finance costs	10	169,910	172,953
Total current liabilities		222,263	241,939
Long-term debt, net of current portion, premium and net of deferred finance costs	10	991,552	1,000,164
Total non-current liabilities		991,552	1,000,164
Total liabilities		$1,213,815	$1,242,103
Commitments and contingencies	13	—	—
Stockholders’ equity
Preferred stock, $0.0001 par value; 10,000,000 shares authorized; no shares of Series C issued and outstanding as of March 31, 2020 and December 31, 2019	14	—	—
Common stock, $0.0001 par value; 250,000,000 shares authorized; 15,936,936 and 15,873,391 issued and outstanding as of March 31, 2020 and December 31, 2019, respectively	14	2	2
Additional paid-in capital	14	516,947	521,275
Accumulated deficit		(206,556)	(207,425)
Total stockholders’ equity		310,393	313,852
Total liabilities and stockholders’ equity		$1,524,208	$1,555,955

See unaudited condensed notes to consolidated financial statements.

NAVIOS MARITIME ACQUISITION CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Expressed in thousands of U.S. dollars- except share and per share data)

	Notes	For the Three Months Ended March 31, 2020 (unaudited)	For the Three Months Ended March 31, 2019 (unaudited)
Revenue	2,15	$97,857	$77,119
Time charter and voyage expenses	12	(6,082)	(4,767)
Direct vessel expenses		(3,140)	(2,355)
Management fees (entirely through related party transactions)	12	(29,837)	(27,906)
General and administrative expenses	12	(3,954)	(5,137)
Depreciation and amortization	5,6	(16,606)	(17,721)
Interest income	7,12	3	2,160
Interest expenses and finance cost	10	(21,843)	(22,929)
Gain on sale of vessel	5,6	—	651
Impairment of receivable in affiliated company / Equity in net earnings of affiliated companies	7,12	(13,900)	845
Other income		—	1,332
Other expense		(1,629)	(431)
Net income		$869	$861
Dividend declared on restricted shares		(47)	(65)
Undistributed loss attributable to Series C participating preferred shares		—	(13)
Net income attributable to common stockholders, basic	16	$822	$783
Dividend declared on restricted shares		—	—
Undistributed loss attributable to Series C participating preferred shares		—	13
Net income attributable to common stockholders, diluted	16	$822	$796
Net income per share, basic		$0.05	$0.06
Weighted average number of shares, basic		15,717,977	13,317,668
Net income per share, diluted		$0.05	$0.06
Weighted average number of shares, diluted		15,874,089	13,533,733

See unaudited condensed notes to consolidated financial statements.

NAVIOS MARITIME ACQUISITION CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars)

	Notes	For the Three Months Ended March 31, 2020 (unaudited)	For the Three Months Ended March 31, 2019 (unaudited)
Operating Activities
Net income		$869	$861
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	5	16,606	17,721
Amortization and write-off of deferred finance fees and bond premium	11	1,512	974
Amortization of dry dock and special survey costs		2,890	2,313
Stock based compensation	14	123	229
Gain on sale of vessel		—	(651)
Impairment loss relating to the investment in Navios Europe II	7	13,900	—
Equity in net earnings of affiliated companies, net of dividends received		—	(845)
Changes in operating assets and liabilities:
Decrease in prepaid expenses and other current assets		1,197	3,945
Decrease in inventories		1,151	—
Decrease in accounts receivable		11,613	4,162
Increase in due from related parties, short-term		—	(18,152)
Decrease in due from related parties, long-term		—	2,003
Decrease in accounts payable		(4,390)	(4,411)
Increase in accrued expenses		11,725	13,173
Payments for dry dock and special survey costs		(14,947)	(92)
Decrease in due to related parties		(13,741)	(12,029)
Increase in deferred revenue		2,009	687
Net cash provided by operating activities		$30,517	$9,888
Investing Activities
Loans receivable from affiliates	13	—	(2,000)
Vessels improvements		(5,882)	(1,931)
Net cash proceeds from sale of vessel		—	21,381
Net cash (used in)/ provided by investing activities		$(5,882)	$17,450
Financing Activities
Loan proceeds, net of deferred finance costs	10	—	39,055
Loan repayments	10	(13,167)	(40,617)
Dividend paid	8	(4,755)	(4,121)
Acquisition of treasury stock		—	(366)
Net proceeds from equity offering		304	—
Net cash used in financing activities		$(17,618)	$(6,049)
Net increase in cash, cash equivalents and restricted cash		7,017	21,289
Cash, cash equivalents and restricted cash, beginning of period		44,051	46,609
Cash, cash equivalents and restricted cash, end of period		$51,068	$67,898
Supplemental disclosures of cash flow information
Cash interest paid, net of capitalized interest		$7,041	$8,671
Non-cash investing activities
Accrued interest on loan to affiliate		$—	$845
Non-cash financing activities
Stock based compensation		$123	$229
Other long term assets		$—	$1,226

See unaudited condensed notes to consolidated financial statements.

NAVIOS MARITIME ACQUISITION CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in thousands of U.S. dollars, except share data)

	Preferred Stock		Common Stock
	Number of Preferred Shares	Amount	Number of Common Shares	Amount	Additional Paid-in Capital	Accumulated deficit	Total Stockholders’ Equity
Balance, December 31, 2019	—	$—	15,873,391	$2	$521,275	$(207,425)	$313,852
Stock based compensation (see Note 14)	—	—	—	—	123	—	123
COP program	—	—	63,545	—	304	—	304
Dividend paid/ declared	—	—	—	—	(4,755)	—	(4,755)
Net income	—	—	—	—	—	869	869
Balance, March 31, 2020 (unaudited)	—	$—	15,936,936	$2	$516,947	$(206,556)	$310,393

	Preferred Stock		Common Stock
	Number of Preferred Shares	Amount	Number of Common Shares	Amount	Additional Paid-in Capital	Accumulated deficit	Total Stockholders’ Equity
Balance, December 31, 2018	1,000	$—	13,280,927	$1	$522,335	$(141,984)	$380,352
Conversion of preferred stock to common	(1,000)	—	511,733	—	—	—	—
Stock based compensation (see Note 14)	—	—	—	—	229	—	229
Acquisition of treasury stock	—	—	(64,289)	—	(366)	—	(366)
Dividend paid/ declared	—	—	—	—	(4,121)	—	(4,121)
Net income	—	—	—	—	—	861	861
Balance, March 31, 2019 (unaudited)	—	$—	13,728,371	$1	$518,077	$(141,123)	$376,955

See unaudited condensed notes to consolidated financial statements.

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

NOTE 1: DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Navios Maritime Acquisition Corporation (“Navios Acquisition” or the “Company”) (NYSE: NNA) owns a large fleet of modern crude oil, refined petroleum product and chemical tankers providing world-wide marine transportation services. The Company’s strategy is to charter its vessels to international oil companies, refiners and large vessel operators under long, medium and short-term contracts. The Company is committed to providing quality transportation services and developing and maintaining long-term relationships with its customers. The operations of Navios Acquisition are managed by Navios Tankers Management Inc. (the “Manager”).

Navios Acquisition was incorporated in the Republic of the Marshall Islands on March 14, 2008. On July 1, 2008, Navios Acquisition completed its initial public offering (“IPO”). On May 28, 2010, Navios Acquisition consummated the vessel acquisition which constituted its initial business combination. Following such transaction, Navios Acquisition commenced its operations as an operating company.

On November 22, 2019, an agreement was reached to liquidate Navios Europe I. As a result of the liquidation, which was completed in December 2019 (“Liquidation of Navios Europe I”), Navios Acquisition acquired five vessel owning companies.

In October 2019, Navios Acquisition completed a registered direct offering of 1,875,000 shares of its common stock at $8.00 per share, raising gross proceeds of $15,000. Total net proceeds of the above transactions, net of agents’ costs of $675 and offering costs of $957, amounted to $13,368.

On November 29, 2019, Navios Acquisition entered into a Continuous Offering Program Sales Agreement for the issuance and sale from time to time shares of Navios Acquisition’s common stock having an aggregate offering price of up to $25,000. The sales were being made pursuant to a prospectus supplement as part of a shelf registration statement which was set to expire in December 2019. Navios Acquisition went effective on a new shelf registration statement which was declared effective on December 23, 2019. Accordingly, an updated Continuous Offering Program Sales Agreement (the “Sales Agreement”) was entered into on December 23, 2019. As before, the Sales Agreement contains, among other things, customary representations, warranties and covenants by Navios Acquisition and indemnification obligations of the parties thereto as well as certain termination rights for such parties. As of March 31, 2020, since the commencement of the program, Navios Acquisition has issued 333,565 shares of common stock and received net proceeds of $2,403.

As of March 31, 2020, Navios Maritime Holdings Inc. (“Navios Holdings”) had 30.5% of the voting power and 30.8% of the economic interest in Navios Acquisition.

As of March 31, 2020, Navios Acquisition had outstanding: 15,936,936 shares of common stock outstanding.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation: The accompanying interim condensed consolidated financial statements are unaudited, but, in the opinion of management, reflect all adjustments for a fair statement of Navios Acquisition’s unaudited condensed consolidated balance sheets, statement of changes in equity, statements of operations and cash flows for the periods presented. The results of operations for the interim periods are not necessarily indicative of results for the full year. The footnotes are condensed as permitted by the requirements for interim financial statements and accordingly, do not include information and disclosures required under accounting principles generally accepted in the United States of America (“U.S. GAAP”) for complete financial statements. All such adjustments are deemed to be of a normal recurring nature. These interim financial statements should be read in conjunction with the Company’s consolidated financial statements and notes included in Navios Acquisition’s 2019 Annual Report filed on Form 20-F with the Securities and Exchange Commission (“SEC”).

Reverse Stock Split:

On November 9, 2018, the Stockholders of Navios Acquisition approved a 1-for-15 reverse stock split of all outstanding common stock of the Company which was effected on November 14, 2018. The effect of the reverse stock split was to combine each 15 shares of outstanding common stock into one new share, with no change in authorized shares or par value per share, and to reduce the number

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

of common stock shares outstanding from approximately 142.9 million shares to approximately 9.5 million shares. No fractional shares of common stock were issued in connection with the reverse stock split. Stockholders who would otherwise hold fractional shares of the Company’s common stock received a cash payment in lieu thereof. All issued and outstanding shares of common stock, conversion terms of preferred stock, options to purchase common stock and per share amounts contained in the financial statements, in accordance with Staff Accounting Bulletin Topic 4C, have been retroactively adjusted to reflect the reverse split for all periods presented.

(ab) Recent accounting pronouncements

In March 2020, the FASB issued ASU 2020-04, “Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting”, which provides guidance to alleviate the burden in accounting for reference rate reform by allowing certain expedients and exceptions in applying generally accepted accounting principles to contract modifications, hedging relationships, and other transactions impacted by reference rate reform. The provisions of ASU 2020-04 apply only to those transactions that reference LIBOR or another reference rate expected to be discontinued due to reference rate reform. Adoption of the provisions of ASU 2020-04 is optional and is effective from March 12, 2020 through December 31, 2022. We are currently evaluating the impact of ASU 2020-04 on our condensed consolidated financial statements.

In August 2018, FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement”. This update modifies the disclosure requirements on fair value measurements. ASU 2018-13 is effective for fiscal years beginning after December 15, 2019, and earlier adoption is permitted. The adoption of this new accounting guidance did not have a material effect on the Company’s consolidated financial statements.

In October 2018, FASB issued ASU 2018-17, Consolidation (Topic 810): “Targeted Improvements to Related Party Guidance for Variable Interest Entities” (“ASU 2018-17”). ASU 2018-17 provides that indirect interests held through related parties in common control arrangements should be considered on a proportional basis for determining whether fees paid to decision makers and service providers are variable interests. This is consistent with how indirect interests held through related parties under common control are considered for determining whether a reporting entity must consolidate a Variable Interest Entity (“VIE”). For Public business entities the amendments are effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted. The adoption of this new accounting guidance did not have a material effect on the Company’s consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-04, Intangibles-Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. The ASU is effective for periods beginning after December 15, 2019, with an election to adopt early. The ASU requires only a one-step quantitative impairment test, whereby a goodwill impairment loss will be measured as the excess of a reporting unit’s carrying amount over its fair value. It eliminates Step 2 of the current two-step goodwill impairment test, under which a goodwill impairment loss is measured by comparing the implied fair value of a reporting unit’s goodwill with the carrying amount of that goodwill. The adoption of this new accounting guidance did not have a material effect on the Company’s consolidated financial statements.

In June 2016, FASB issued ASU 2016-13, “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.” This standard requires entities to measure all expected credit losses of financial assets held at a reporting date based on historical experience, current conditions, and reasonable and supportable forecasts in order to record credit losses in a more timely matter. ASU 2016-13 also amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. The standard is effective for interim and annual reporting periods beginning after December 15, 2019, although early adoption is permitted for interim and annual periods beginning after December 15, 2018. In November 2018, FASB issued ASU 2018-19 “Codification Improvements to topic 326, Financial Instruments-Credit Losses”. The amendments in this update clarify that operating lease receivables are not within the scope of ASC 326-20 and should instead be accounted for under the new leasing standard, ASC 842. The adoption of this new accounting guidance did not have a material effect on the Company’s consolidated financial statements.

(b) Principles of consolidation: The accompanying consolidated financial statements include the accounts of Navios Acquisition, a Marshall Islands corporation, and its majority owned subsidiaries. All significant intercompany balances and transactions have been eliminated in the consolidated statements.

The Company also consolidates entities that are determined to be variable interest entities (“VIEs”) as defined in the accounting guidance, if it determines that it is the primary beneficiary. A variable interest entity is defined as a legal entity where either (a) equity interest holders as a group lack the characteristics of a controlling financial interest, including decision making ability and an interest in

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

the entity’s residual risks and rewards, or (b) the equity holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support, or (c) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and substantially all of the entity’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

Based on internal forecasts and projections that take into account reasonably possible changes in our trading performance, management believes that the Company has adequate financial resources to continue in operation and meet its financial commitments, including but not limited to capital expenditures and debt service obligations, for a period of at least twelve months from the date of issuance of these consolidated financial statements. Accordingly, the Company continues to adopt the going concern basis in preparing its financial statements.

(c) Equity method investments: Affiliates are entities over which the Company generally has between 20% and 50% of the voting rights, or over which the Company has significant influence, but it does not exercise control. Investments in these entities are accounted for under the equity method of accounting. Under this method, the Company records an investment in the stock of an affiliate at cost, and adjusts the carrying amount for its share of the earnings or losses of the affiliate subsequent to the date of investment and reports the recognized earnings or losses in income. Dividends received from an affiliate reduce the carrying amount of the investment. The Company recognizes gains and losses in earnings for the issuance of shares by its affiliates, provided that the issuance of such shares qualifies as a sale of such shares. When the Company’s share of losses in an affiliate equals or exceeds its interest in the affiliate, the Company does not recognize further losses, unless the Company has incurred obligations or made payments on behalf of the affiliate.

Navios Acquisition evaluates its equity method investments, for other than temporary impairment, on a quarterly basis. Consideration is given to (1) the length of time and the extent to which the fair value has been less than the carrying value, (2) the financial condition and near-term prospects and (3) the intent and ability of the Company to retain its investments for a period of time sufficient to allow for any anticipated recovery in fair value.

(d) Subsidiaries: Subsidiaries are those entities in which the Company has an interest of more than one half of the voting rights and/or otherwise has power to govern the financial and operating policies. The acquisition method of accounting is used to account for the acquisition of subsidiaries if deemed to be a business combination. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition. The excess of the cost of acquisition over the fair value of the net assets acquired and liabilities assumed is recorded as goodwill.

As of March 31, 2020, the entities included in these consolidated financial statements were:

Navios Maritime Acquisition Corporation and Subsidiaries:	Nature	Country of Incorporation	2020	2019
Company Name
Aegean Sea Maritime Holdings Inc.	Sub-Holding Company	Marshall Is.	1/1 – 3/31	1/1 – 3/31
Amorgos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 – 3/31	1/1 – 3/31
Andros Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 – 3/31	1/1 – 3/31
Antikithira Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.	1/1 – 3/31	1/1 – 3/31
Antiparos Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.	1/1 – 3/31	1/1 – 3/31
Amindra Navigation Co.	Sub-Holding Company	Marshall Is.	1/1 – 3/31	1/1 – 3/31
Crete Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 – 3/31	1/1 – 3/31
Folegandros Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.	1/1 – 3/31	1/1 – 3/31
Ikaria Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.	1/1 – 3/31	1/1 – 3/31
Ios Shipping Corporation	Vessel-Owning Company(8)	Cayman Is.	1/1 – 3/31	1/1 – 3/31
Kithira Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.	1/1 – 3/31	1/1 – 3/31
Kos Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.	1/1 – 3/31	1/1 – 3/31
Mytilene Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.	1/1 – 3/31	1/1 – 3/31
Navios Maritime Acquisition Corporation	Holding Company	Marshall Is.	1/1 – 3/31	1/1 – 3/31
Navios Acquisition Finance (U.S.) Inc.	Co-Issuer	Delaware	1/1 – 3/31	1/1 – 3/31

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

Rhodes Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 – 3/31	1/1 – 3/31
Serifos Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.	1/1 – 3/31	1/1 – 3/31
Shinyo Loyalty Limited	Former Vessel-Owning Company(1)	Hong Kong	1/1 – 3/31	1/1 – 3/31
Shinyo Navigator Limited	Former Vessel-Owning Company(2)	Hong Kong	1/1 – 3/31	1/1 – 3/31
Sifnos Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.	1/1 – 3/31	1/1 – 3/31
Skiathos Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.	1/1 – 3/31	1/1 – 3/31
Skopelos Shipping Corporation	Vessel-Owning Company(8)	Cayman Is.	1/1 – 3/31	1/1 – 3/31
Syros Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.	1/1 – 3/31	1/1 – 3/31
Thera Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.	1/1 – 3/31	1/1 – 3/31
Tinos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 – 3/31	1/1 – 3/31
Oinousses Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 – 3/31	1/1 – 3/31
Psara Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 – 3/31	1/1 – 3/31
Antipsara Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.	1/1 – 3/31	1/1 – 3/31
Samothrace Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.	1/1 – 3/31	1/1 – 3/31
Thasos Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.	1/1 – 3/31	1/1 – 3/31
Limnos Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.	1/1 – 3/31	1/1 – 3/31
Skyros Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 – 3/31	1/1 – 3/31
Alonnisos Shipping Corporation	Former Vessel-Owning Company(4)	Marshall Is.	1/1 – 3/31	1/1 – 3/31
Makronisos Shipping Corporation	Former Vessel-Owning Company(4)	Marshall Is.	1/1 – 3/31	1/1 – 3/31
Iraklia Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 – 3/31	1/1 – 3/31
Paxos Shipping Corporation	Former Vessel-Owning Company(5)	Marshall Is.	1/1 – 3/31	1/1 – 3/31
Antipaxos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 – 3/31	1/1 – 3/31
Donoussa Shipping Corporation	Former Vessel-Owning Company(6)	Marshall Is.	1/1 – 3/31	1/1 – 3/31
Schinousa Shipping Corporation	Former Vessel-Owning Company(7)	Marshall Is.	1/1 – 3/31	1/1 – 3/31
Navios Acquisition Europe Finance Inc	Sub-Holding Company	Marshall Is.	1/1 – 3/31	1/1 – 3/31
Kerkyra Shipping Corporation	Vessel-Owning Company(3)	Marshall Is.	1/1 – 3/31	1/1 – 3/31
Lefkada Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 – 3/31	1/1 – 3/31
Zakynthos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 – 3/31	1/1 – 3/31
Leros Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 – 3/31	1/1 – 3/31
Kimolos Shipping Corporation	Former Vessel-Owning Company(13)	Marshall Is.	1/1 – 3/31	1/1 – 3/31
Samos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 – 3/31	1/1 – 3/31
Tilos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 – 3/31	1/1 – 3/31
Delos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 – 3/31	1/1 – 3/31
Agistri Shipping Corporation	Operating Subsidiary	Malta	1/1 – 3/31	1/1 – 3/31
Olivia Enterprises Corp.	Vessel-Owning Company(10)	Marshall Is.	1/1 – 3/31	1/1 – 3/31
Cyrus Investments Corp.	Vessel-Owning Company(10)	Marshall Is.	1/1 – 3/31	1/1 – 3/31
Doxa International Corp.	Vessel-Owning Company(10)	Marshall Is.	1/1 – 3/31	1/1 – 3/31
Navios Maritime Midstream Partners GP LLC	Holding Company	Marshall Is.	1/1 – 3/31	1/1 – 3/31
Navios Maritime Midstream Operating LLC	Sub-Holding Company	Marshall Is.	1/1 – 3/31	1/1 – 3/31
Navios Maritime Midstream Partners L.P.	Sub-Holding Company	Marshall Is.	1/1 – 3/31	1/1 – 3/31
Navios Maritime Midstream Partners Finance (US) Inc.	Co-borrower	Delaware	1/1 – 3/31	1/1 – 3/31
Shinyo Kannika Limited	Former Vessel-Owning Company	Hong Kong	1/1 – 3/31	1/1 – 3/31
Shinyo Ocean Limited	Former Vessel-Owning Company(11)	Hong Kong	1/1 – 3/31	1/1 – 3/31
Shinyo Saowalak Limited	Vessel-Owning Company	British Virgin Is.	1/1 – 3/31	1/1 – 3/31
Shinyo Kieran Limited	Vessel-Owning Company	British Virgin Is.	1/1 – 3/31	1/1 – 3/31
Shinyo Dream Limited	Former Vessel-Owning Company(12)	Hong Kong	1/1 – 3/31	1/1 – 3/31
Sikinos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 – 3/31	1/1 – 3/31
Alkmene Shipping Corporation	Vessel-Owning Company(14)	Marshall Is.	1/1 – 3/31	—
Persephone Shipping Corporation	Vessel-Owning Company(14)	Marshall Is.	1/1 – 3/31	—
Rhea Shipping Corporation	Vessel-Owning Company(14)	Marshall Is.	1/1 – 3/31	—
Aphrodite Shipping Corporation	Vessel-Owning Company(14)	Marshall Is.	1/1 – 3/31	—
Dione Shipping Corporation	Vessel-Owning Company(14)	Marshall Is.	1/1 – 3/31	—

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

(1)	Former vessel-owner of the Shinyo Splendor which was sold to an unaffiliated third party on May 6, 2014.
(2)	Former vessel-owner of the Shinyo Navigator which was sold to an unaffiliated third party on December 6, 2013.
(3)	Navios Midstream acquired all of the outstanding shares of capital stock of the vessel-owning subsidiary on March 29, 2018.
(4)

Each company had the rights over a shipbuilding contract of an MR2 product tanker vessel. In February 2015, these shipbuilding contracts were terminated, with no exposure to Navios Acquisition, due to the shipyard’s inability to issue a refund guarantee.

(5)	Former vessel-owner of the Nave Lucida which was sold to an unaffiliated third party on January 27, 2016.
(6)	Former vessel-owner of the Nave Universe which was sold to an unaffiliated third party on October 4, 2016.
(7)	Former vessel-owner of the Nave Constellation which was sold to an unaffiliated third party on November 15, 2016.
(8)	Currently, vessel-operating company under a sale and leaseback transaction.
(9)	The vessel Shinyo Kannika was sold to an unaffiliated third party on March 22, 2018.
(10)	Bareboat chartered-in vessels with purchase option, expected to be delivered in each of the fourth quarter of 2020, and the first and the second quarters of 2021.
(11)

In March 2019, the Shinyo Ocean, a 2001-built VLCC vessel of 281,395 dwt was involved in a collision incident. The Company maintains insurance coverage for such types of events (subject to applicable deductibles and other customary limitations). In May 10, 2019, Navios Acquisition sold the Shinyo Ocean, a 2001-built VLCC vessel of 281,395 dwt to an unaffiliated third party for a sale price of $12,525.

(12)	On March 25, 2019, Navios Acquisition sold the C. Dream, a 2000-built VLCC vessel of 298,570 dwt to an unaffiliated third party for a sale price of $21,750.
(13)	On October 8, 2019, Navios Acquisition sold the Nave Electron, a 2002-built VLCC vessel of 305,178 dwt to an unaffiliated third party for a sale price of $25,250.
(14)	In December 2019, Navios Acquisition acquired five product tankers, two LR1 product tankers and three MR1 product tankers following the liquidation of Navios Europe I.

(e) Revenue and Expense Recognition:

Revenue Recognition: On January 1, 2018, the Company adopted the provisions of ASC 606, Revenue from Contracts with Customers (ASC 606). The guidance provides a unified model to determine how revenue is recognized. In doing so, the Company makes judgments including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price, and allocating the transaction price to each performance obligation. Revenues are recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In determining the appropriate amount of revenue to be recognized as it fulfills its obligations under its agreements, the Company performs the following steps: (i) identification of the promised goods or services in the contract; (ii) determination of whether the promised goods or services are performance obligations, including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations based on estimated selling prices; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation.

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842)” (“ASU 2016-02”). ASU 2016-02 will apply to both types of leases – capital (or finance) leases and operating leases. According to the new Accounting Standard, (a) lessees will be required to recognize assets and liabilities on the balance sheet for the rights and obligations created by all leases with terms of more than 12 months and (b) previous accounting standards for lessors will be updated to align certain requirements with the updates to lessee accounting standards and the revenue recognition accounting standards. ASU 2016 – 02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application is permitted. In July 2018, the FASB issued ASU 2018-10, Codification Improvements to Topic 842 Leases (“ASU 2018-10”). The amendments in ASU 2018-10 affect narrow aspects of the guidance issued in the amendments in ASU 2016-02. For entities that early adopted Topic 842, the amendments are effective upon issuance of this Update, and the transition requirements are the same as those in Topic 842. For entities that have not adopted Topic 842, the effective date and transition requirements will be the same as the effective date and transition requirements in Topic 842. In addition in July 2018, the FASB issued ASU 2018-11, Targeted Improvements to Topic 842 Leases (“ASU 2018-11). The improvements in ASU 2018-11 provide for (a) an optional new transition method for adoption that results in initial recognition of a cumulative effect adjustment to retained earnings in the year of adoption and (b) a practical expedient for lessors, under certain circumstances, to combine the lease and non-lease components of revenues for presentation purposes.

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

The Company has elected to early adopt the requirements of ASU 2016-02 effective January 1, 2018, using the modified retrospective method which is consistent, with the approach the Company has elected under the new revenue standard, and elected to apply the additional optional transition method along with the following practical expedients: (i) a package of practical expedients which does not require the Company to reassess: (1) whether any expired or existing contracts are or contain leases; (2) lease classification for any expired or existing leases; and (3) whether initial direct costs for any expired or existing leases would qualify for capitalization under ASC 842; (ii) to account for non-lease components (primarily crew and maintenance services) of time charters as a single lease component as the timing and pattern of transfer of the non-lease components and associated lease component are the same, the lease components, if accounted for separately, would be classified as an operating lease, and such non-lease components are not predominant components of the combined component. The Company has determined to recognize lease revenue as a combined single lease component for all time charters (operating leases) as the related lease component and non-lease component will have the same timing and pattern of the revenue recognition of the combined single lease component. The performance obligations in a time charter contract are satisfied over term of the contract beginning when the vessel is delivered to the charterer until it is redelivered back to the Company. As a result of adoption, there was no cumulative impact to the Company’s retained earnings at January 1, 2018. The comparative information has not been restated and continues to be reported under the accounting standards in effect for those periods.

The Company’s contract revenues from time chartering and pooling arrangements are governed by ASU 2016-02 “Leases”, which the Company early adopted on January 1, 2018. Upon adoption of ASC 606 and ASC 842, the timing and recognition of earnings from the pool arrangements and time charter contracts to which the Company is party did not change from previous practice. The Company has determined to recognize lease revenue as a combined single lease component for all time charters (operating leases) as the related lease component and non-lease component will have the same timing and pattern of the revenue recognition of the combined single lease component. The performance obligations in a time charter contract are satisfied over term of the contract beginning when the vessel is delivered to the charterer until it is redelivered back to the Company. As a result of the adoption of these standards, there was no effect on the Company’s opening retained earnings, consolidated balance sheets and consolidated statements of income.

In December 2018, FASB issued ASU 2018-20, Leases (Topic 842), “Narrow-Scope Improvements for Lessors”: to clarify guidance for lessors on sales taxes and other similar taxes collected from lessees, certain lessor costs and recognition of variable payments for contracts with lease and non-lease components. The Company has early adopted the standard effective January 1, 2018 and is using that date as the date of initial application. The adoption of this guidance had no impact on the Company’s disclosures to the consolidated financial statements.

Revenue from time chartering

Revenues from time chartering of vessels are accounted for as operating leases and are thus recognized on a straight-line basis as the average revenue over the rental periods of such charter agreements, as service is performed. A time charter involves placing a vessel at the charterers’ disposal for a period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Under time charters, operating costs such as for crews, maintenance and insurance are typically paid by the owner of the vessel. Revenues from time chartering of vessels amounted to $59,265 and $49,684 for the three month periods ended March 31, 2020 and 2019, respectively.The majority of revenue from time chartering is usually collected in advance.

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

Pooling arrangements

For vessels operating in pooling arrangements, the Company earns a portion of total revenues generated by the pool, net of expenses incurred by the pool. The amount allocated to each pool participant vessel, including the Company’s vessels, is determined in accordance with an agreed-upon formula, which are determined by the margins awarded to each vessel in the pool based on the vessel’s age, design and other performance characteristics. Revenue under pooling arrangements is accounted for as variable rate operating leases on the accrual basis and is recognized in the period in which the variability is resolved. The Company recognizes net pool revenue on a monthly and quarterly basis, when the vessel has participated in a pool during the period and the amount of pool revenue can be estimated reliably based on the pool report. The allocation of such net revenue may be subject to future adjustments by the pool however, such changes are not expected to be material. Revenue for vessels operating in pooling arrangements amounted to $22,676 and $18,986 for the three month periods ended March 31, 2020 and 2019, respectively. The majority of revenue from pooling arrangements is usually collected through the month they are incurred.

Revenue from voyage contracts

The Company’s revenues earned under voyage contracts (revenues for the transportation of cargo) were previously recognized ratably over the estimated relative transit time of each voyage. A voyage was deemed to commence when a vessel was available for loading and was deemed to end upon the completion of the discharge of the current cargo. Under a voyage charter, a vessel is provided for the transportation of specific goods between specific ports in return for payment of an agreed upon freight per ton of cargo. Upon adoption of ASC 606, the Company recognizes revenue ratably from port of loading to when the charterer’s cargo is discharged as well as defer costs that meet the definition of “costs to fulfill a contract” and relate directly to the contract. Revenues earned under voyage contracts amounted to $9,759 and $6,136 for the three month periods ended March 31, 2020 and 2019, respectively. Capitalized costs as of March 31, 2020 and December 31, 2019 related to costs to fulfill the contract amounted to $0 and $103, respectively, and are included under caption “Prepaid expenses and other current assets”. Accounts receivable, net, as of March 31, 2020 that related to voyage contracts was $2,515 (December 31, 2019: $12,219). The majority of revenue from voyage contracts is usually collected after the discharging takes place.

Revenue from profit sharing

Profit-sharing revenues are calculated at an agreed percentage of the excess of the charterer’s average daily income (calculated on a quarterly or half-yearly basis) over an agreed amount and accounted for on an accrual basis based on provisional amounts and for those contracts that provisional accruals cannot be made due to the nature of the profit share elements, these are accounted for on the actual cash settlement. Profit sharing for the three month periods ended March 31, 2020 and 2019 amounted to $6,157 and $2,730, respectively.

Revenues are recorded net of address commissions. Address commissions represent a discount provided directly to the charterers based on a fixed percentage of the agreed upon charter or freight rate. Since address commissions represent a discount (sales incentive) on services rendered by the Company and no identifiable benefit is received in exchange for the consideration provided to the charterer, these commissions are presented as a reduction of revenue.

Options to extend or terminate a lease

The Company’s vessels have the following options to extent or renew their charters:

Vessel	Option
Hector N	Charterer’s option to extend the charter for one year at $15,800 net per day.
Nave Sextans	Charterer’s option to extend the charter for one year at $18,750 net per day.
Nave Pulsar	Charterer’s option to extend the charter for one year at $16,590 net per day plus ice-transit premium.
Nave Rigel Nave Cetus	Charterer has the option to either charter the vessel for a period of two years plus one optional year at a rate of $17,063 net per day or charter the vessel for three years at a rate of $16,088 net per day.
Nave Equinox	Charterer’s option to extend the charter for six months at $16,788 net per day.
TBN 1	Charterer’s option to extend the bareboat charter for five years at $29,751 net per day.
TBN 2	Charterer’s option to extend the bareboat charter for five years at $29,751 net per day.

NOTE 3: CASH AND CASH EQUIVALENTS AND RESTRICTED CASH

Cash and cash equivalents consisted of the following:

	March 31, 2020	December 31, 2019
Cash on hand and at banks	$49,791	$43,561
Short-term deposits	—	—
Restricted cash	1,277	490
Total cash, cash equivalents and restricted cash	$51,068	$44,051

Short-term deposits and highly liquid funds relate to amounts held in banks for general financing purposes and represent deposits with an original maturity of less than three months.

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

Cash deposits and cash equivalents in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. The Company does maintain cash deposits and equivalents in excess of government-provided insurance limits. The Company also minimizes exposure to credit risk by dealing with a diversified group of major financial institutions.

Restricted cash includes amounts held in retention accounts in order to service debt and interest payments, as required by certain of Navios Acquisition’s credit facilities.

NOTE 4: INVENTORIES PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	March 31, 2020	December 31, 2019
Inventories	$5,147	$6,208
Advances for working capital purposes	6,250	7,250
Insurance claims	4,004	4,785
Voyage charters deferred contract costs and other	598	791

Total inventories prepaid expenses and other current assets	$15,999	$19,034

NOTE 5: VESSELS, NET

Vessels	Cost	Accumulated Depreciation	Net Book Value
Balance at December 31, 2018	$1,687,274	$(303,669)	$1,383,605
Additions/ (Depreciation)	102,637	(63,935)	38,702
Disposals	(77,922)	11,153	(66,769)
Impairment loss	(7,287)	—	(7,287)
Balance at December 31, 2019	$1,704,702	(356,451)	1,348,251
Additions/ (Depreciation)	2,496	(16,606)	(14,110)
Balance at March 31, 2020	$1,707,198	$(373,057)	$1,334,141

Additions of vessels

2020

In the first quarter of 2020, certain extraordinary fees and costs related to vessels’ regulatory requirements, including ballast water treatment system installation and exhaust gas cleaning system installation, amounted to $2,496 (see Note 12 — Transactions with related parties).

2019

As of December 31, 2019, certain extraordinary fees and costs related to vessels’ regulatory requirements, including ballast water treatment system installation and exhaust gas cleaning system installation, amounted to $18,207 (see Note 12 — Transactions with related parties).

During the quarter ended December 31, 2019, Navios Acquisition acquired five product tankers, two LR1 product tankers and three MR1 product tankers for an acquisition cost of approximately $84,430 in total, following the Liquidation of Navios Europe I, through bank financing of $32,500 and $33,210 receivables (Please refer to Note 7 – Investments in Affiliates).

For each of the vessels purchased from Navios Europe I, the acquisition of all vessels was effected through the acquisition of all of the capital stock of the respective vessel-owning companies, which held the ownership and other contractual rights and obligations related to each of the acquired vessels, including the respective charter-out contracts. Management accounted for each acquisition as an asset acquisition under ASC 805. At the transaction date, the purchase price approximated the fair value of the assets acquired, which was determined based on a combination of methodologies including discounted cash flow analyses and independent valuation analyses.

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

Disposals of vessels

2019

On March 25, 2019, Navios Acquisition sold the C. Dream, a 2000-built VLCC vessel of 298,570 dwt to an unaffiliated third party for a sale price of $21,750. The gain on sale of the vessel amounted to $651, which is included in “(Loss)/ gain on sale of vessels and Impairment loss”.

On May 10, 2019, following a collision incident, Navios Acquisition sold the Shinyo Ocean, a 2001-built VLCC vessel of 281,395 dwt to an unaffiliated third party for a sale price of $12,525.

On October 8, 2019, Navios Acquisition sold the Nave Electron, a 2002-built VLCC vessel of 305,178 dwt to an unaffiliated third party for a sale price of $25,250.

Impairment loss

2019

During the year ended December 31, 2019 and as a result of the impairment review performed, it was determined that the carrying amount of one tanker was not recoverable and, therefore, an impairment loss of $7,287 was recognized.

NOTE 6: INTANGIBLE ASSETS OTHER THAN GOODWILL

On December 13, 2018, Navios Acquisition acquired, as part of the Merger, at fair value, the intangible assets of Navios Midstream, consisting of favorable lease terms.

Intangible assets as of March 31, 2020 and December 31, 2019 were $0.

On September 25, 2019, the U.S. Department of Treasury’s Office of Foreign Assets Control added, amongst others, COSCO Shipping Tanker (Dalian) Co., Ltd. (“COSCO Dalian”) to the Specially Designated Nationals and Blocked Persons list after being determined by the State Department to meet the criteria for the imposition of sanctions under Executive Order 13846. The Company had two VLCCs chartered to COSCO Dalian, the Nave Constellation (ex. Shinyo Saowalak) and the Nave Universe (ex. Shinyo Kieran), through June 18, 2025 and June 8, 2026, respectively, each at a net rate of $48,153 per day, with profit sharing above $54,388. Subsequent to September 30, 2019 both charter contracts have been terminated and the two vessels are now employed in the open market.

COSCO Dalian was removed from the Specially Designated Nationals and Blocked Persons list on January 31, 2020.

Amortization expense of favorable lease terms for the three month periods ended March 31, 2020 and 2019 is presented in the following table:

	March 31, 2020	March 31, 2019
Favorable lease terms charter-out	—	(1,320)
Total	$—	$(1,320)

NOTE 7: INVESTMENT IN AFFILIATES

Navios Europe I

On October 9, 2013, Navios Holdings, Navios Acquisition and Navios Maritime Partners L.P. (“Navios Partners”) established Navios Europe I and had economic interests of 47.5%, 47.5% and 5.0%, respectively. On December 18, 2013, Navios Europe I acquired ten vessels for aggregate consideration consisting of (i) cash which was funded with the proceeds of senior loan facility (the “Senior Loan I”) and loans aggregating $10,000 from Navios Holdings, Navios Acquisition and Navios Partners (collectively, the “Navios Term Loans I”) and (ii) the assumption of a junior participating loan facility (the “Junior Loan I”). In addition to the Navios

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

Term Loans I, Navios Holdings, Navios Acquisition and Navios Partners agreed to make available to Navios Europe I revolving loans up to $24,100 to fund working capital requirements (collectively, the “Navios Revolving Loans I”). In December 2018, the availability under the Revolving Loans I was increased by $30,000. Effective November 2014 and through the Liquidation completed in December 2019, Navios Holdings, Navios Acquisition and Navios Partners had a voting interest of 50%, 50% and 0%, respectively.

On an ongoing basis, Navios Europe I was required to distribute cash flows (after payment of operating expenses, amounts due pursuant to the terms of the Senior Loan I and repayments of the Navios Revolving Loans I) according to a defined waterfall calculation.

Following the Liquidation of Navios Europe I, Navios Acquisition acquired five vessel owning companies for an acquisition cost of approximately $84,627 in total.

As of March 31, 2020 and December 31, 2019 and subsequent to the Liquidation of Navios Europe I, the Company had no exposure.

For the three month periods ended March 31, 2020 and 2019 income recognized in “Impairment of receivable in affiliated company / Equity in net earnings of affiliated companies” was $0 and $286, respectively.

Navios Europe II

On February 18, 2015, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe II Inc. and had in such entity economic interests of 47.5%, 47.5% and 5.0%, respectively, and voting interests of 50.0%, 50.0% and 0%, respectively. From June 8, 2015 through December 31, 2015, Navios Europe II acquired fourteen vessels for: (i) cash consideration of $145,550 (which was funded with the proceeds of $131,550 of senior loan facilities (the “Senior Loans II”) and loans aggregating $14,000 from Navios Holdings, Navios Acquisition and Navios Partners (collectively, the “Navios Term Loans II”); and (ii) the assumption of a junior participating loan facility (the “Junior Loan II”) with a face amount of $182,150 and fair value of $99,147. In addition to the Navios Term Loans II, Navios Holdings, Navios Acquisition and Navios Partners will also make available to Navios Europe II revolving loans up to $57,500 to fund working capital requirements (collectively, the “Navios Revolving Loans II”). On April 21, 2020, Navios Europe II agreed with the lender to fully release the liabilities under the junior participating loan facility for $5,000. The structure is expected to be liquidated during the second quarter of 2020 and Navios Acquisition expects to receive cash and steel value. The Company’s Board of Directors formed a Special Committee of independent and disinterested directors to consider and approve the liquidation.

On an ongoing basis, Navios Europe II is required to distribute cash flows (after payment of operating expenses, amounts due pursuant to the terms of the Senior Loans and repayments of the Navios Revolving Loans II) according to a defined waterfall calculation.

The Navios Term Loans II will be repaid from the future sale of vessels owned by Navios Europe II and is deemed to be the initial investment by Navios Acquisition. Navios Acquisition evaluated its investment in Navios Europe II under ASC 810 and concluded that Navios Europe II is a VIE and that the Company is not the party most closely associated with Navios Europe II and, accordingly, is not the primary beneficiary of Navios Europe II.

Navios Acquisition further evaluated its investment in the common stock of Navios Europe II under ASC 323 and concluded that it has the ability to exercise significant influence over the operating and financial policies of Navios Europe II and, therefore, its investment in Navios Europe II is accounted for under the equity method.

As of March 31, 2020, the estimated maximum potential loss by Navios Acquisition in Navios Europe II would have been $37,658 (December 31, 2019: $51,558), which represented the Company’s carrying value of the investment of $0 (December 31, 2019: $6,650), the Company’s balance of the Navios Revolving Loans II including accrued interest on the Navios Term Loans II of $20,970 (December 31, 2019: $28,220), which is included under “Due from related parties, long-term”, and the accrued interest income on the Navios Revolving Loans II in the amount of $16,688 (December 31, 2019: $16,688), which is included under “Due from related parties, short-term”. Refer to Note 12 for the terms of the Navios Revolving Loans II.

The decline in the fair value of the investment was considered as other-than-temporary and, therefore, an aggregate loss of $13,900 was recognized and included in the accompanying condensed consolidated statements of income for the three month period ended March 31, 2020, as

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

“Impairment of investment in affiliated company/ Equity in net earnings of affiliated companies.” The fair value of the Company’s investment was determined based on the liquidation value of Navios Europe II, determined on the individual fair values assigned to the assets and liabilities of Navios Europe II. The fair value of the investment in Navios Europe II is considered to be determined through Level 3 inputs of fair value hierarchy.

For the three month periods ended March 31, 2020 and 2019, income recognized in “Equity/ (loss) in net earnings of affiliated companies” was $0 and $559, respectively.

NOTE 8: DIVIDENDS PAYABLE

On January 22, 2020, the Board of Directors declared a quarterly cash dividend in respect of the fourth quarter of 2019 of $0.30 per share of common stock which will be paid on April 7, 2020 to stockholders of record as of March 5, 2020.

The declaration and payment of any further dividends remain subject to the discretion of the Board of Directors and will depend on, among other things, Navios Acquisition’s cash requirements as measured by market opportunities and restrictions under its credit agreements and other debt obligations and such other factors as the Board of Directors may deem advisable.

NOTE 9: ACCRUED EXPENSES

Accrued expenses as of March 31, 2020 and December 31, 2019 consisted of the following:

	March 31, 2020	December 31, 2019
Accrued voyage expenses	$1,747	$2,643
Accrued loan interest	23,781	10,468
Accrued legal and professional fees	535	1,226
Total accrued expenses	$26,063	$14,337

NOTE 10: BORROWINGS

	March 31, 2020	December 31, 2019
Eurobank Ergasias S.A. $52,000	28,146	28,758
DVB Bank S.E. and Credit Agricole Corporate and Investment Bank	38,672	39,453
Ship Mortgage Notes $670,000	658,000	658,000
Deutsche Bank AG Filiale Deutschlandgeschäft and Skandinaviska Enskilda Banken AB	37,255	39,173
BNP Paribas $44,000	28,000	28,000
HSH $24,000	17,708	18,280
HCOB $31,800	30,954	31,800
Deutsche Bank AG Filiale Deutschlandgeschäft	32,500	32,500
Total credit facilities	871,235	875,964
Sale and Leaseback Agreements–$71,500	61,074	62,563
Sale and Leaseback Agreements–$103,155	95,456	97,723
Sale and Leaseback Agreements–$15,000	13,750	14,219
Sale and Leaseback Agreements–$47,220	44,495	45,858
Sale and Leaseback Agreements–$90,811	87,984	90,811
Total borrowings	1,173,994	1,187,138
Less: Deferred finance costs, net	(13,053)	(14,638)
Add: bond premium	521	617
Less: current portion of credit facilities, net of deferred finance costs	(138,112)	(141,214)
Less: current portion of Sale and Leaseback Agreements, net of deferred finance costs	(31,798)	(31,739)
Total long-term borrowings, net of current portion, bond premium and deferred finance costs	$991,552	$1,000,164

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

Long-Term Debt Obligations and Credit Arrangements

Ship Mortgage Notes:

8 1/8% First Priority Ship Mortgages: On November 13, 2013, the Company and its wholly owned subsidiary, Navios Acquisition Finance (US) Inc. (“Navios Acquisition Finance” and together with the Company, the “2021 Co-Issuers”) issued $610,000 in first priority ship mortgage notes (the “Existing Notes”) due on November 15, 2021 at a fixed rate of 8.125%.

On March 31, 2014, the Company completed a sale of $60,000 of its first priority ship mortgage notes due in 2021 (the “Additional Notes,” and together with the Existing Notes, the “2021 Notes”). The terms of the Additional Notes are identical to the Existing Notes and were issued at 103.25% plus accrued interest from November 13, 2013.

The 2021 Notes are fully and unconditionally guaranteed on a joint and several basis by all of Navios Acquisition’s subsidiaries with the exception of Navios Acquisition Finance (a co-issuer of the 2021 Notes) and the exception of Navios Midstream subsidiaries.

The 2021 Co-Issuers currently have the option to redeem the 2021 Notes in whole or in part, at a fixed price of 106.094% of the principal amount, which price declines ratably until it reaches par in 2019, plus accrued and unpaid interest, if any.

In addition, upon the occurrence of certain change of control events, the holders of the 2021 Notes will have the right to require the 2021 Co-Issuers to repurchase some or all of the 2021 Notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.

The 2021 Notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of the 2021 Co-Issuers’ properties and assets and creation or designation of restricted subsidiaries.

In the fourth quarter of 2019, Navios Acquisition repurchased $12,000 of its ship mortgage notes for a cash consideration of $9,950 resulting in a gain on bond repurchase of $1,940 net of deferred fees written-off.

Following the acquisition of the Star N and the Hector N MR1 product tankers from Navios Europe I, the vessels were offered as collateral under its ship mortgage notes, in substitution of an amount of $25,405 that was held as cash collateral from the sale proceeds of the Nave Electron.

The 2021 Co-Issuers were in compliance with the covenants as of March 31, 2020.

The Existing Notes and the Additional Notes are treated as a single class for all purposes under the indenture including, without limitation, waivers, amendments, redemptions and other offers to purchase and the Additional Notes rank evenly with the Existing Notes. The Additional Notes and the Existing Notes have different CUSIP numbers.

Guarantees

The Company’s 2021 Notes are fully and unconditionally guaranteed on a joint and several basis by all of the Company’s subsidiaries with the exception of Navios Acquisition Finance (a co-issuer of the 2021 Notes) and the exception of Navios Midstream subsidiaries. The Company’s 2021 Notes are unregistered. The guarantees of the Company’s subsidiaries that own mortgaged vessels are senior secured guarantees and the guarantees of Company’s subsidiaries that do not own mortgaged vessels are senior unsecured guarantees. All subsidiaries, including Navios Acquisition Finance and Navios Midstream subsidiaries are 100% owned. Navios Acquisition does not have any independent assets or operations.

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

Credit Facilities

As of March 31, 2020, the Company had secured credit facilities with various commercial banks with a total outstanding balance of $213,235.

In December 2019, Navios Acquisition entered into a loan agreement with Deutsche Bank AG Filiale Deutschlandgeschäft of up to $32,500 in order to finance two MR1s and one LR1 acquired from Navios Europe I. The facility is repayable in one single repayment on the last repayment date. The facility matures in June 2020 and bears interest at LIBOR plus 400 bps per annum. As of March 31, 2020, an amount of $32,500 was outstanding under this facility.

Amounts drawn under the facilities are secured by first preferred mortgages on Navios Acquisition’s vessels and other collateral and are guaranteed by each vessel-owning subsidiary. The credit facilities contain a number of restrictive covenants that prohibit or limit Navios Acquisition from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions; changing the flag, class, management or ownership of Navios Acquisition’s vessels; changing the commercial and technical management of Navios Acquisition’s vessels; selling Navios Acquisition’s vessels; and subordinating the obligations under each credit facility to any general and administrative costs relating to the vessels, including the fixed daily fee payable under the Management Agreement. The credit facilities also require Navios Acquisition to comply with the ISM Code and ISPS Code and to maintain valid safety management certificates and documents of compliance at all times.

As of March 31, 2020 no amount was available to be drawn from the Company’s facilities.

Sale and Leaseback Agreements

On March 31, 2018, Navios Acquisition entered into a $71,500 sale and leaseback agreement with unrelated third parties to refinance the outstanding balance of the existing facility on four product tankers. Navios Acquisition has a purchase obligation to acquire the vessels at the end of the lease term and under ASC 842-40, the transaction was accounted for as a failed sale. In accordance with ASC 842-40 the Company did not derecognize the respective vessels from its balance sheet and accounted for the amounts received under sale and lease back agreement as a financial liability. The agreements will be repayable in 24 equal consecutive quarterly installments of $1,490 each, with a repurchase obligation of $35,750 on the last repayment date. The sale and leaseback agreement matures in April 2024 and bears interest at LIBOR plus 305 bps per annum. In April 2018, the Company drew $71,500 under this agreement. As of March 31, 2020, the outstanding balance under this agreement was $61,074. The agreement requires compliance with certain financial covenants in line with Navios Acquisition’s other credit facilities.

In March and April 2019, Navios Acquisition entered into sale and leaseback agreements with unrelated third parties for $103,155 in order to refinance $50,250 outstanding on the existing facility on three product tankers and to finance two product tankers that were previously financed by Eurobank Ergasias S.A. and were fully prepaid in March 2019 by the amount of $32,159. Navios Acquisition has a purchase obligation to acquire the vessels at the end of the lease term and under ASC 842-40, the transaction was determined to be a failed sale. The agreements will be repayable in 28 equal consecutive quarterly installments of $2,267 each, with a purchase obligation of $39,675 to be repaid on the last repayment date. The sale and leaseback agreements mature in March and April 2026 and bear interest at LIBOR plus 350 bps per annum. The agreements require compliance with certain financial covenants in line with the other credit facilities of the Company. As of March 31, 2020, the outstanding balance under this agreement was $95,456.

In August, 2019, the Company entered into an additional sale and leaseback agreement of $15,000, with unrelated third parties in order to refinance one product tanker. Navios Acquisition has a purchase option in place and an assessment has been performed indicating that the likelihood of the vessel remaining in the property of the lessor is remote. In such a case, the buyer-lessor does not obtain control of the vessel and under ASC 842-40, the transaction was determined to be a failed sale. Navios Acquisition is obligated to make 60 consecutive monthly payments of approximately $156, commencing as of August 2019. The agreement matures in August 2024 and bear interest at LIBOR plus 240 bps per annum. As of March 31, 2020, the outstanding balance under this agreement was $13,750.

In September 2019, Navios Acquisition entered into additional sale and leaseback agreements with unrelated third parties for $47,220 in order to refinance three product tankers. Navios Acquisition has a purchase obligation to acquire the vessels at the end of the lease term and under ASC 842-40, the transaction was determined to be a failed sale. The agreements will be repaid through periods ranging from four to seven years in consecutive quarterly installments of up to $1,362 each, with a purchase obligation of $19,200 to be repaid on the last repayment date. The agreements mature in September 2023 and September 2026 and bear interest at LIBOR plus a margin ranging from 350 bps to 360 per annum, depending on the vessel financed. The agreements require compliance with certain financial covenants in line with the other credit facilities of the Company. As of March 31, 2020, the outstanding balance under this agreement was $44,495.

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

In October 2019, Navios Acquisition entered into sale and leaseback agreements with unrelated third parties for $90,811 in order to refinance six product tankers. Navios Acquisition has a purchase obligation to acquire the vessels at the end of the lease term and under ASC 842-40, the transaction was determined to be a failed sale. The agreements will be repaid through periods ranging from three to eight years in consecutive quarterly installments of up to $2,824 each, with a repurchase obligation of up to $25,810 in total. The sale and leaseback arrangement bears interest at LIBOR plus a margin ranging from 335 bps to 355 bps per annum, depending on the vessel financed. As of March 31, 2020, the outstanding balance under this agreement was $87,984.

The maturity table below reflects the principal payments of all notes, credit facilities and the Financing arrangements outstanding as of March 31, 2020 for the next five years and thereafter are based on the repayment schedule of the respective financing arrangements (as described above) and the outstanding amount due under the 2021 Notes.

March 31, 2020
Long-Term Debt Obligations:
12 month period ending
March 31, 2021	171,926
March 31, 2022	734,202
March 31, 2023	74,397
March 31, 2024	38,126
March 31, 2025	64,843
March 31, 2026 and thereafter	90,500
Total	$1,173,994

The financing arrangements include, among other things, compliance with loan to value ratios and certain financial covenants: (i) minimum liquidity at the higher of $40,000 or $1,000 per vessel; (ii) net worth ranging from $50,000 to $135,000; and (iii) total liabilities divided by total assets, adjusted for market values to be generally lower than 75% or 80% and for certain facilities, as amended for a specific period of time until December 31, 2019 to be ranging from a maximum of 80% to 85%. It is an event of default under the credit facilities if such covenants are not complied with, including the loan to value ratios for which the Company may provide sufficient additional security or prepay part of the facility, to prevent such an event.

As of March 31, 2020, the Company was in compliance with its covenants.

NOTE 11: FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash and cash equivalents: The carrying amounts reported in the consolidated balance sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.

Restricted Cash: The carrying amounts reported in the consolidated balance sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.

Accounts receivable, net: Carrying amounts are considered to approximate fair value due to the short-term nature of these accounts receivables and no significant changes in interest rates. All amounts that are assumed to be uncollectible are written-off and/or reserved.

Accounts payable: The carrying amount of accounts payable reported in the balance sheet approximates its fair value due to the short-term nature of these accounts payable and no significant changes in interest rates.

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

Due from related parties, long-term: The carrying amount of due from related parties, long-term reported in the balance sheet approximates its fair value.

Other long-term debt, net of deferred finance costs: As a result of the adoption of ASU 2015-03, the book value has been adjusted to reflect the net presentation of deferred financing costs. The outstanding balance of the floating rate loans continues to approximate its fair value, excluding the effect of any deferred finance costs.

Ship Mortgage Notes and premiums: The fair value of the 2021 Notes, which has a fixed rate, was determined based on quoted market prices, as indicated in the table below.

	March 31, 2020		December 31, 2019
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$49,791	$49,791	$43,561	$43,561
Restricted cash	$1,277	$1,277	$490	$490
Accounts receivable	$22,622	$22,622	$34,235	$34,235
Accounts payable	$10,968	$10,968	$15,355	$15,355
Ship mortgage notes and premium	$654,135	$346,022	$653,614	$527,005
Other long-term debt, net of deferred finance costs	$507,327	$515,994	$519,503	$529,138
Due from related parties, long-term	$35,628	$35,628	$42,878	$42,878

Fair Value Measurements

The estimated fair value of the financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, is as follows:

Level I: Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets that we have the ability to access. Valuation of these items does not entail a significant amount of judgment.

Level II: Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

Level III: Inputs that are unobservable. The Company did not use any Level III inputs as of March 31, 2020 and December 31, 2019.

	Fair Value Measurements at March 31, 2020 Using
	Total	Level I	Level II	Level III
Cash and cash equivalents	$49,791	$49,791	$—	$—
Restricted cash	$1,277	$1,277	$—	$—
Accounts receivable	$22,622	$22,622	$—	$—
Accounts payable	$10,968	$10,968	$—	$—
Ship mortgage notes and premium	$346,022	$346,022	$—	$—
Other long-term debt(1)	$515,994	$—	$515,994	$—
Due from related parties, long-term(2)	$35,628	$—	$35,628	$—

	Fair Value Measurements at December 31, 2019 Using
	Total	Level I	Level II	Level III
Cash and cash equivalents	$43,561	$43,561	$—	$—
Restricted cash	$490	$490	$—	$—
Accounts receivable	$34,235	$34,235	$—	$—
Accounts payable	$15,355	$15,355	$—	$—
Ship mortgage notes and premium	$527,005	$527,005	$—	$—
Other long-term debt(1)	$529,138	$—	$529,138	$—
Due from related parties, long-term(2)	$42,878	$—	$42,878	$—

(1)

The fair value of the Company’s other long-term debt is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities as well as taking into account the Company’s creditworthiness.

(2)

The fair value of the Company’s long term amounts due from related parties is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities as well as taking into account the counterparty’s creditworthiness.

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

NOTE 12: TRANSACTIONS WITH RELATED PARTIES

Management fees: Pursuant to the management agreement with the Manager (the “Management Agreement”) dated May 28, 2010 and as amended in May 2012, May 2014, May 2016 and May 2018, the Manager provided commercial and technical management services to Navios Acquisition’s vessels for a fixed daily fee of: (a) $6.5 per MR2 product tanker and chemical tanker vessel; (b) $7.15 per LR1 product tanker vessel; and (c) the current daily fee of $9.5 per VLCC, through May 2020.

Following the Merger with Navios Midstream, completed on December 13, 2018, the Management Agreement also covers vessels acquired in the Merger.

In August 2019, Navios Acquisition extended the duration of its existing Management Agreement with the Manager until January 1, 2025, to be automatically renewed for another five years. In addition management fees are fixed for two years commencing from January 1, 2020 at: (a) $6.8 per day per MR2 product tanker and chemical tanker vessel; (b) $7.23 per day per LR1 product tanker vessel; and (c) $9.7 per day per VLCC. The agreement also provides for a technical and commercial management fee of $0.05 per day per vessel and an annual increase of 3% for the remaining period unless agreed otherwise and provides for payment of a termination fee, equal to the fees charged for the full calendar year preceding the termination date, by Navios Acquisition in the event the Management Agreement is terminated on or before December 31, 2024.

Following the Liquidation of Navios Europe I in December 2019, Navios Acquisition acquired three MR1 product tankers and two LR1 product tankers. As per the Management Agreement as amended in December 2019, management fees are fixed for two years commencing from January 1, 2020 at: (a) $6.8 per day per MR1 product tanker; and (b) $7.23 per day per LR1 product tanker vessel. The agreement also provides for a technical and commercial management fee of $0.05 per day per vessel and an annual increase of 3% after January 1, 2022 for the remaining period unless agreed otherwise.

Drydocking expenses are reimbursed at cost for all vessels.

For the three month periods ended March 31, 2020 and 2019 certain extraordinary fees and costs related to regulatory requirements, including ballast water treatment system installation and exhaust gas cleaning system installation and under Company’s Management Agreement amounted to $2,496 and $1,931, respectively, and are presented under “Vessels improvements” in the condensed Consolidated Statements of Cash Flows. (Please refer to Note 5)

Total management fees for the three month periods ended March 31, 2020 and 2019 amounted to $29,837 and $27,906, respectively.

General and administrative expenses: On May 28, 2010, Navios Acquisition entered into an Administrative Services Agreement with the Manager, pursuant to which the Manager provides certain administrative management services to Navios Acquisition which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other services. The Manager is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. In May 2014, Navios Acquisition extended the duration of its existing Administrative Services Agreement with the Manager, until May 2020.

Following the Merger with Navios Midstream, completed on December 13, 2018, the Administrative Services Agreement covered the vessels acquired.

In August 2019, Navios Acquisition extended the duration of its existing Administrative Services Agreement with the Manager until January 1, 2025, to be automatically renewed for another five years. The agreement also provides for payment of a termination fee, equal to the fees charged for the full calendar year preceding the termination date, by Navios Acquisition in the event the Administrative Services Agreement is terminated on or before December 31, 2024.

Following the Liquidation of Navios Europe I in December 2019, Navios Acquisition acquired three MR1 product tankers and two LR1 product tankers. The Administrative Services Agreement also covers the vessels acquired.

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

For the three month periods ended March 31, 2020 and 2019 the expense arising from administrative services rendered by the Manager amounted to $3,002 and $2,865, respectively.

Balance due from related parties (excluding Navios Europe II): Balance due from related parties was $14,658 as of each of March 31, 2020 and December 31, 2019 and included long-term amounts due from the Manager. The balances mainly consisted of working capital deposits, in accordance with the Management Agreement.

Balance due to related parties, short-term: Amounts due to related parties, short-term as of March 31, 2020 and December 31, 2019 were $6,118 and $32,150, respectively, and mainly consisted of payables to the Manager.

Navios Midstream Merger Agreement: On December 13, 2018, Navios Acquisition completed the Merger contemplated by the Merger Agreement, dated as of October 7, 2018, by and among Navios Acquisition, its direct wholly-owned subsidiary Merger Sub, Navios Midstream and NAP General Partner. Pursuant to the Merger Agreement, Merger Sub merged with and into Navios Midstream, with Navios Midstream surviving as a wholly-owned subsidiary of Navios Acquisition. Please refer to Navios Midstream under Note 7 “Investment in Affiliates”.

Omnibus Agreements

Acquisition Omnibus Agreement: Navios Acquisition entered into an omnibus agreement (the “Acquisition Omnibus Agreement”) with Navios Holdings and Navios Partners in connection with the closing of Navios Acquisition’s initial vessel acquisition, pursuant to which, among other things, Navios Holdings and Navios Partners agreed not to acquire, charter-in or own liquid shipment vessels, except for container vessels and vessels that are primarily employed in operations in South America without the consent of an independent committee of Navios Acquisition. In addition, Navios Acquisition, under the Acquisition Omnibus Agreement, agreed to cause its subsidiaries not to acquire, own, operate or charter-in drybulk carriers under specific exceptions. Under the Acquisition Omnibus Agreement, Navios Acquisition and its subsidiaries grant to Navios Holdings and Navios Partners a right of first offer on any proposed sale, transfer or other disposition of any of its drybulk carriers and related charters owned or acquired by Navios Acquisition. Likewise, Navios Holdings and Navios Partners agreed to grant a similar right of first offer to Navios Acquisition for any liquid shipment vessels they might own. These rights of first offer will not apply to a: (a) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the existing terms of any charter or other agreement with a counterparty; or (b) merger with or into, or sale of substantially all of the assets to, an unaffiliated third party.

Midstream Omnibus Agreement: Navios Acquisition entered into an omnibus agreement (the “Midstream Omnibus Agreement”), with Navios Midstream, Navios Holdings and Navios Partners in connection with the Navios Midstream IPO, pursuant to which Navios Acquisition, Navios Midstream, Navios Holdings, Navios Partners and their controlled affiliates generally have agreed not to acquire or own any VLCCs, crude oil tankers, refined petroleum product tankers, liquefied petroleum gas (“LPG”) tankers or chemical tankers under time charters of five or more years without the consent of the Navios Midstream General Partner. The Midstream Omnibus Agreement contains significant exceptions that have allowed Navios Acquisition, Navios Holdings, Navios Partners or any of their controlled affiliates to compete with Navios Midstream under specified circumstances.

Under the Midstream Omnibus Agreement, Navios Midstream and its subsidiaries have granted to Navios Acquisition a right of first offer on any proposed sale, transfer or other disposition of any of its VLCCs or any crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers and related charters owned or acquired by Navios Midstream. Likewise, Navios Acquisition have agreed (and will cause its subsidiaries to agree) to grant a similar right of first offer to Navios Midstream for any of the VLCCs, crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers under charter for five or more years it might own. These rights of first offer do not apply to a: (a) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the terms of any charter or other agreement with a charter party, or (b) merger with or into, or sale of substantially all of the assets to, an unaffiliated third-party.

Navios Containers Omnibus Agreement: In connection with the Navios Maritime Containers Inc. (“Navios Containers”) private placement and listing on the Norwegian over-the-counter market effective June 8, 2017, Navios Acquisition entered into an omnibus agreement with Navios Containers, Navios Midstream, Navios Holdings and Navios Partners, pursuant to which Navios Acquisition, Navios Holdings, Navios Partners and Navios Midstream have granted to Navios Containers a right of first refusal over any container vessels to be sold or acquired in the future. The omnibus agreement contains significant exceptions that will allow Navios Acquisition, Navios Holdings, Navios Partners and Navios Midstream to compete with Navios Containers under specified circumstances.

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

Navios Midstream General Partner Option Agreement with Navios Holdings: Navios Acquisition entered into an option agreement, dated November 18, 2014, with Navios Holdings under which Navios Acquisition grants Navios Holdings the option to acquire any or all of the outstanding membership interests in Navios Midstream General Partner and all of the incentive distribution rights in Navios Midstream representing the right to receive an increasing percentage of the quarterly distributions when certain conditions are met. The option shall expire on November 18, 2024. Any such exercise shall relate to not less than twenty-five percent of the option interest and the purchase price for the acquisition of all or part of the option interest shall be an amount equal to its fair market value.

Balance due from Navios Europe II: Navios Holdings, Navios Acquisition and Navios Partners have made available to Navios Europe II revolving loans up to $43,500 to fund working capital requirements. In March 2017, the availability under the Navios Revolving Loans II was increased by $14,000. See Note 7 for the Investment in Navios Europe II.

Balance due from Navios Europe II as of March 31, 2020 was $37,658 (December 31, 2019: $44,908) which included the Navios Revolving Loans II of $13,412 (December 31, 2019: $20,662), the non-current amount of $7,558 (December 31, 2019: $7,558) related to the accrued interest income earned under the Navios Term Loans II under the caption “Due from related parties, long-term” and the accrued interest income earned under the Navios Revolving Loans II of $16,688 (December 31, 2019: $16,688) under the caption “Due from related parties, short-term.”

The Navios Revolving Loans II and the Navios Term Loans II earn interest and an annual preferred return, respectively, at 18% per annum, on a quarterly compounding basis and are repaid from free cash flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There are no covenant requirements or stated maturity dates. As of March 31, 2020, the amount undrawn under the Navios Revolving Loans II was $4,503, of which Navios Acquisition may be required to fund an amount ranging from $0 to $4,503.

NOTE 13: COMMITMENTS AND CONTINGENCIES

In September 2018, Navios Acquisition agreed to a 12-year bareboat charter-in agreement with de-escalating purchase options for  two newbuild Japanese VLCCs each delivering in the fourth quarter of 2020 and the first quarter of 2021. In the first quarter of 2019, Navios Acquisition exercised its option for a third Japanese VLCC newbuilding under a 12 year bareboat chartered-in agreement with de-escalating purchase options. The vessel is expected to be delivered in the second quarter of 2021.

The future minimum commitments as of March 31, 2020 of Navios Acquisition under its charter-in agreement for vessels delivery are as follows:

Amount
Lease Obligations (Time Charters) for vessels to be delivered:
Year
March 31, 2021	6,229
March 31, 2022	21,572
March 31, 2023	25,076
March 31, 2024	25,144
March 31, 2025	25,076
March 31, 2026 and thereafter	198,015
Total	$301,112

The Company is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions have been recognized in the financial statements for all such proceedings where the Company believes that a liability may be probable, and for which the amounts are reasonably estimable, based upon facts known at the date of the financial statements were prepared. In the opinion of the management, the ultimate disposition of these matters individually and in aggregate will not materially affect the Company’s financial position, results of operations or liquidity.

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

NOTE 14: COMMON STOCK

Common Stock and Puttable Common Stock

The Board of Directors of Navios Acquisition previously approved 1-for-15 reverse stock split of its issued and outstanding shares of common stock and on November 9, 2018, the reverse stock split was approved by Navios Acquisition’s stockholders. The reverse stock split was effective on November 14, 2018 and the common stock commenced trading on such date on a split adjusted basis. Please refer to Note 2.

In February 2018, the Board of Directors of Navios Acquisition authorized a stock repurchase program for up to $25.0 million of Navios Acquisition’s common stock, for two years. Stock repurchases were made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions. The timing and amount of repurchases under the program were determined by management based upon market conditions and other factors. Repurchases were made pursuant to a program adopted under Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. The program did not require any minimum repurchase or any specific number or amount of shares of common stock and was suspended or reinstated at any time in Navios Acquisition’s discretion and without notice. Repurchases were subject to restrictions under Navios Acquisition’s credit facilities and indenture. The program expired in February 2020. Upon the expiration, the Company had repurchased and cancelled 735,251 shares of common stock, at a total cost of approximately $7,493.

Under the terms of the Merger with Navios Midstream on December 13, 2018, Navios Acquisition acquired all of the outstanding publicly held common units of Navios Midstream though the issuance of 3,683,284 newly issued shares of Navios Acquisition common stock in exchange for the publicly held common units of Navios Midstream at an exchange ratio of 0.42 shares of Navios Acquisition for each Navios Midstream common unit.

Equity Offering

In October 2019, Navios Acquisition completed a registered direct offering of 1,875,000 shares of its common stock at $8.00 per share, raising gross proceeds of $15,000. Total net proceeds of the above transactions, net of agents’ costs of $675 and offering costs of $957, amounted to $13,368.

Continuous Offering Program

On November 29, 2019, as further updated on December 23, 2019 to provide for Navios Acquisition’s replacement of its expiring universal shelf, Navios Acquisition entered into a Continuous Offering Program Sales Agreement, pursuant to which Navios Acquisition may issue and sell from time to time through the sales agent shares of common stock having an aggregate offering price of up to $25,000. The sales were being made pursuant to a prospectus supplement as part of a shelf registration statement which was set to expire in December 2019. Navios Acquisition went effective on a new shelf registration statement which was declared effective on December 23, 2019. Accordingly, an updated Continuous Offering Program Sales Agreement (the “Sales Agreement”) was entered into on December 23, 2019. As before, the Sales Agreement contains, among other things, customary representations, warranties and covenants by Navios Acquisition and indemnification obligations of the parties thereto as well as certain termination rights for such parties. As of March 31, 2020, since the commencement of the program, Navios Acquisition has issued 333,565 shares of common stock and received net proceeds of $2,403.

As of March 31, 2020, the Company was authorized to issue 250,000,000 shares of $0.0001 par value common stock of which 15,936,936 were issued and outstanding.

Stock based compensation

During the fiscal year 2019 and the three month period ended March 31, 2020, the Company did not authorize and issue any restricted shares of common stock to its directors and officers.

2018

In December 2018, Navios Acquisition authorized and issued in the aggregate 129,269 restricted shares of common stock to its directors and officers. These awards of restricted common stock are based on service conditions only and vest over four years.

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

The holders of restricted stock are entitled to dividends paid on the same schedule as paid to the stock-holders of the company. The fair value of restricted stock is determined by reference to the quoted stock price on the date of grant of $5.36 per share (or total fair value of $693).

Compensation expense is recognized based on a graded expense model over the vesting period.

The effect of compensation expense arising from the stock-based arrangement described above was $47 and $89 for the three months periods ended March 31, 2020 and 2019 respectively, and it is reflected in general and administrative expenses on the statement of operations. The recognized compensation expense for the year is presented as adjustment to reconcile net income to net cash provided by operating activities on the statements of cash flows.

There were no restricted stock or stock options exercised, forfeited or expired, that were issued in 2018, during the three month period ended March 31, 2020.

As of March 31, 2020 and December 31, 2019, there remained 96,952 restricted shares outstanding, that were issud in 2018, that had not yet vested.

The estimated compensation cost relating to service conditions of non-vested restricted stock, not yet recognized was $280 as of March 31, 2020 and is expected to be recognized over the weighted average time to vest of 2.7 years.

2017

In December 2017, Navios Acquisition authorized and issued in the aggregate 118,328 restricted shares of common stock to its directors and officers. These awards of restricted common stock are based on service conditions only and vest over four years.

The holders of restricted stock are entitled to dividends paid on the same schedule as paid to the stock holders of the Company. The fair value of restricted stock is determined by reference to the quoted stock price on the date of grant of $17.7 per share (or total fair value of $2,094).

Compensation expense is recognized based on a graded expense model over the vesting period.

The effect of compensation expense arising from the stock-based arrangement described above was $76 and $140 for the three month period ended March 31, 2020 and 2019, respectively, and it is reflected in general and administrative expenses on the statement of operations. The recognized compensation expense for the year is presented as adjustment to reconcile net income to net cash provided by operating activities on the statements of cash flows.

There were no restricted stock or stock options exercised, forfeited or expired, that were issued in 2017, during the three month period ended March 31, 2020.

As of March 31, 2020 and December 31, 2019, there remained 59,162 restricted shares outstanding, that were issued in 2017, that had not yet vested.

The estimated compensation cost relating to service conditions of non-vested restricted stock, not yet recognized was $343 as of March 31, 2020 and is expected to be recognized over the weighted average time to vest of 1.7 years.

NOTE 15: SEGMENT INFORMATION

Navios Acquisition reports financial information and evaluates its operations by charter revenues. Navios Acquisition does not use discrete financial information to evaluate operating results for each type of charter. As a result, management reviews operating results solely by revenue per day and operating results of the fleet and thus Navios Acquisition has determined that it operates under one reportable segment.

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

The following table sets out operating revenue by geographic region for Navios Acquisition’s reportable segment. Revenue is allocated on the basis of the geographic region in which the customer is located. Tanker vessels operate worldwide. Revenues from specific geographic regions which contribute over 10% of total revenue are disclosed separately.

Revenue by Geographic Region

Vessels operate on a worldwide basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific countries.

	Three Months Ended March 31, 2020	Three Months Ended March 31, 2019
Asia	$73,512	$58,318
United States	7,446	4,916
Europe	16,899	13,885
Total Revenue	$97,857	$77,119

NOTE 16: EARNINGS PER COMMON SHARE

Earnings per share is calculated by dividing net income attributable to common stockholders by the weighted average number of shares of common stock of Navios Acquisition outstanding during the period.

	For the Three Months Ended March 31, 2020	For the Three Months Ended March 31, 2019
Numerator:
Net income	$869	$861
Less:
Dividend declared on restricted shares	(47)	(65)
Undistributed income attributable to Series C participating preferred shares	—	(13)

Net income attributable to common stockholders, basic	$822	$783
Plus:
Undistributed income attributable to Series C participating preferred shares	—	13

Net income attributable to common stockholders, diluted	$822	$796

Denominator:
Denominator for basic net income per share — weighted average shares	15,717,977	13,317,668
Series C participating preferred shares	—	216,065
Denominator for diluted net income per share — adjusted weighted average shares	15,874,089	13,533,733
Net earnings per share, basic	$0.05	$0.06
Net earnings per share, diluted	$0.05	$0.06

Potential shares of common stock of 256,112 for the three month period ended March 31, 2020 (which includes stock options and shares of restricted common stock), have an anti-dilutive effect (i.e., those that increase earnings per share or decrease loss per share) and are therefore excluded from the calculation of diluted earnings per share.

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

Potential common shares of 218,010, for the three month period ended March 31, 2019 (which includes restricted shares), have an anti-dilutive effect (i.e., those that increase earnings per share or decrease loss per share) and are therefore excluded from the calculation of diluted earnings per share.

NOTE 17: INCOME TAXES

Marshall Islands, Cayman Islands, British Virgin Islands, and Hong Kong, do not impose a tax on international shipping income. Under the laws of these countries, the countries of incorporation of the Company and its subsidiaries and /or vessels’ registration, the companies are subject to registration and tonnage taxes which have been included in the daily management fee.

In accordance with the currently applicable Greek law, foreign flagged vessels that are managed by Greek or foreign ship management companies having established an office in Greece are subject to duties towards the Greek state which are calculated on the basis of the relevant vessels’ tonnage. The payment of said duties exhausts the tax liability of the foreign ship owning company and the relevant manager against any tax, duty, charge or contribution payable on income from the exploitation of the foreign flagged vessel. In case that tonnage tax and/or similar taxes/duties are paid to the vessel’s flag state, these are deducted from the amount of the duty to be paid in Greece.

The amount included in Navios Acquisition’s statements of operations for the three months ended March 31, 2020 and 2019 related to the Greek Tonnage tax was $890 and $166, respectively.

Pursuant to Section 883 of the Internal Revenue Code of the United States (the “Code”), U.S. source income from the international operation of ships is generally exempt from U.S. income tax if the company operating the ships meets certain incorporation and ownership requirements. Among other things, in order to qualify for this exemption, the company operating the ships must be incorporated in a country, which grants an equivalent exemption from income taxes to U.S. corporations. All the Navios Acquisition’s ship-operating subsidiaries satisfy these initial criteria. In addition, these companies must meet an ownership test. Subject to proposed regulations becoming finalized in their current form, the management of Navios Acquisition believes by virtue of a special rule applicable to situations where the ship operating companies are beneficially owned by a publicly traded company like Navios Acquisition, the second criterion can also be satisfied based on the trading volume and ownership of the Company’s shares, but no assurance can be given that this will remain so in the future.

NOTE 18: SUBSEQUENT EVENTS

On April 29, 2020, the Board of Directors declared a quarterly cash dividend in respect of the first quarter of 2020 of $0.30 per share of common stock which will be paid on July 9, 2020 to stockholders of record as of June 3, 2020. The declaration and payment of any further dividends remain subject to the discretion of the Board of Directors and will depend on, among other things, Navios Acquisition’s cash requirements as measured by market opportunities and restrictions under its credit agreements and other debt obligations and such other factors as the Board of Directors may deem advisable.

In April 2020, Navios Acquisition entered into indicative terms sheets for contemplated sale and leaseback arrangements of $76,733, with unrelated third parties in order to refinance $53,954 outstanding on the existing facilities on four product tankers. The agreements will be repaid through periods ranging from four to seven years in consecutive quarterly installments of up to $1,904 each, with a purchase obligation of $28,725 to be repaid on the last repayment date. The agreements bear interest at LIBOR plus a margin ranging from 390 to 410 bps per annum, depending on the vessel financed. No assurance can be provided that definitive agreements will be executed or that the financing will be consummated in whole or in part.

On April 21, 2020, Navios Europe II agreed with the lender to fully release the liabilities under the junior participating loan facility for $5,000. Navios Europe II owns seven container vessels and seven dry bulk vessels. The structure is expected to be liquidated during the second quarter of 2020 and Navios Acquisition expects to receive cash and steel value. The Company’s Board of Directors formed a Special Committee of independent and disinterested directors to consider and approve the liquidation. Vessels to be acquired will be held for sale. Please refer to Note 7 “Investment in Affiliates”.

The continued spread of the COVID-19 pandemic is affecting global economies and may affect the Company’s operations and those of third parties on which the Company relies, including by causing disruptions with a broad range of unavoidable consequences for the shipping industry, which might negatively affect the Company’s business, financial performance and results of operations. An estimate of the impact cannot be made at this time.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME ACQUISITION CORPORATION.

By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer
Date: May 11, 2020